UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
GMS INC.
(Name of Subject Company)
GMS INC.
(Name of Persons Filing Statement)
Common stock, par value $0.01 per share
(Title of Class of Securities)
36251C103
(CUSIP Number of Class of Securities)
Craig Apolinsky
Senior Vice President and General Counsel
115 Perimeter Center Place, Suite 600
Atlanta, Georgia 30346
(800) 392-4619
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)
Copy to:
W. Scott Ortwein
Justin R, Howard
Kyle G. Healy
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.   SUBJECT COMPANY INFORMATION
Name and Address
The name of the subject company is GMS Inc., a Delaware corporation (“GMS” or the “company”), and the address of the principal executive offices of the company is 115 Perimeter Center Place, Suite 600, Atlanta, Georgia 30346. The telephone number of the company’s principal executive offices is (800) 392-4619.
Securities
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes hereto, as it or they may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the company’s common stock, $0.01 par value per share (the “Shares”). As of the close of business on July 11, 2025 there were (i) 38,060,770 Shares issued and outstanding; (ii) 940,237 Shares issuable upon the exercise of outstanding stock options; and (iii) up to 259,757 Shares issuable upon the vesting of outstanding restricted stock units.
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, business address and business telephone number of GMS, which is the person filing this Schedule 14D-9, are set forth above in Item 1 under “Name and Address” and are incorporated herein by reference.
Tender Offer
This Schedule 14D-9 relates to the tender offer being made pursuant to the Agreement and Plan of Merger, dated June 29, 2025 (as it may be amended or supplemented from time to time, the “merger agreement”), among GMS, The Home Depot, Inc., a Delaware corporation (“The Home Depot”), and Gold Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of The Home Depot (“Purchaser”). Purchaser is offering to purchase, subject to certain conditions, any and all of the outstanding Shares at a purchase price of $110.00 per Share in cash, without interest (such amount, the “Offer Price”), subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). A copy of the merger agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Offer is described in a Tender Offer Statement on Schedule TO, dated the date of this statement (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by The Home Depot and Purchaser with the United States Securities and Exchange Commission (the “SEC”). Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.
Pursuant to the merger agreement, on the terms of and subject to the conditions thereof, Purchaser will (and The Home Depot will cause Purchaser to) accept for payment, pursuant to and subject to the conditions of the Offer, and pay for all Shares that are validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after (and in any event within one (1) business day of) the Expiration Time (as defined below).
Following the consummation of the Offer, Purchaser will merge with and into the company (the “Merger”) in accordance with the merger agreement and the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with the company surviving the Merger as an indirect, wholly owned subsidiary of The Home Depot (the “Surviving Corporation”). The Merger will be effectuated in accordance with Section 251(h) of the DGCL and, consequently, no vote of the holders of Shares (each, a “Shareholder,” and collectively, the “Shareholders”) will be required to consummate the Merger if the Offer is successfully completed.

At the effective time of the Merger (the “Effective Time”), each Share that is issued and outstanding immediately prior to the Effective Time and was not tendered and accepted for purchase pursuant to the Offer (other than any Shares owned by The Home Depot, Purchaser or the company (as treasury shares or otherwise), or by any of their respective direct or indirect wholly owned subsidiaries (other than Purchaser), or Shares in respect of which Shareholders who are entitled to exercise and who have properly and validly exercised their statutory rights of appraisal in compliance with Section 262 of the DGCL) will be automatically converted into the right to receive cash in an amount equal to the Offer Price (the “Per Share Merger Consideration”), subject to any required withholding of taxes. The Merger is conditioned upon the acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn pursuant to the Offer and the absence of any legal restraint preventing the consummation of the Merger.
The Offer is conditioned upon, among other things, (i) the merger agreement not having been terminated in accordance with its terms and (ii) the satisfaction of (A) the Minimum Condition, (B) the Antitrust Law Condition and (C) the Governmental Authority Condition (each as defined below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn, on or prior to the Expiration Time (as defined below), represent a majority of the Shares then outstanding. The “Antitrust Law Condition” requires that any waiting period (and any extension thereof) applicable to the Offer under (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (ii) the Competition Act (Canada), as amended and including the regulations promulgated thereunder (the “Canadian Competition Act”), and any agreement (including any timing agreement) with any Government Entity (as defined below) not to consummate the transactions contemplated by the merger agreement for some period of time has expired or been terminated. The “Governmental Authority Condition” requires that no domestic or foreign, federal, state or local governmental or regulatory body, commission, agency, court, instrumentality, authority or other legislative, executive, governmental or judicial entity (each, a “Governmental Entity”), in its capacity as such, shall have (i) enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect or (ii) commenced any proceeding, in either case, which (A) has the effect of making the Offer, the acceptance for payment or payment for Shares pursuant to the Offer, or the Merger illegal or otherwise prohibiting or preventing the consummation of the Offer or the Merger or (B) seeks to make illegal, restrain, prohibit or materially delay the making or consummation of the Offer or the Merger or the performance of any other transactions contemplated by the merger agreement. The Offer is also subject to other conditions as described in Section 15 — “Conditions to the Offer” of the Offer to Purchase.
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under Securities and Exchange Act of 1934 (the “Exchange Act”)) the Offer on July 14, 2025. Subject to the terms and conditions of the merger agreement and the Offer, the Offer will expire at one minute after 11:59 p.m., Eastern Time, on Friday, August 8, 2025 (unless Purchaser shall have extended the period during which the Offer is open in accordance with the merger agreement, in which event the “Expiration Time” will mean the last time and date at which the Offer, as so extended by Purchaser, will expire).
Subject to the terms and conditions of the merger agreement, if on or prior to any then-scheduled Expiration Time, any of the conditions to the Offer has not been satisfied or waived, Purchaser is required to (and The Home Depot will cause Purchaser to) extend the Offer on one or more occasions for successive periods of up to ten business days each (or such additional or longer periods as The Home Depot desires and as may be approved in advance by the company in writing), the length of each such period to be determined by The Home Depot in its sole discretion, in order to permit the satisfaction of such conditions.
However, if at any scheduled Expiration Time, all of the conditions to the Offer (other than the Minimum Condition) have been satisfied or, to the extent waivable by The Home Depot or Purchaser pursuant to the merger agreement, waived and the Minimum Condition has not been satisfied, Purchaser may (but is not required to) in its discretion extend the Offer for more than twenty (20) business days beyond the scheduled Expiration Time. Purchaser will not be required to extend the Offer beyond the Outside Date (as defined below) and Purchaser will not be permitted to extend the Offer beyond the Outside Date without the company’s prior written consent in the company’s sole discretion. The “Outside Date” means June 29, 2026; provided that, if on June 29, 2026, the Antitrust Law Condition or the Governmental Authority Condition (with respect to any antitrust-related legal requirement) has not been satisfied but the other conditions (other than the Minimum Condition) have been satisfied or waived, the Outside Date will be automatically extended up to two times, each for a period of three months (that is, to September 29, 2026 and December 29, 2026, respectively).
As a result, if the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (A) neither the Offer nor the Merger will be consummated and (B) Shareholders will not receive the Offer Price pursuant to the Offer or the Per Share Merger Consideration pursuant to the Merger, as applicable.
The foregoing summary and description of the Offer, the Merger, the merger agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the description contained in the Offer to Purchase and accompanying Letter of Transmittal, as well as the full text of the merger agreement, each of which is incorporated herein by reference.
As set forth in the Schedule TO, Purchaser has been formed in connection with the merger agreement, the Offer and the Merger, the address of the principal executive offices of The Home Depot and Purchaser is 2455 Paces Ferry Road, Atlanta, Georgia 30339, and the telephone number at such offices is (770) 433-8211.
For the reasons described below in the section entitled “Item 4. The Solicitation and Recommendation — Background and Reasons for the Company Board’s Recommendation — Reasons for the Recommendation of the Company Board,” the company’s board of directors supports the Offer and Merger and unanimously recommends that Shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and this Schedule 14D-9, and all other documents related to the Offer filed with the SEC, are available at no charge from the SEC through its website at www.sec.gov. This Schedule 14D-9 is also located on the “Investor Relations” page of the company’s website at investor.gms.com, and the Offer to Purchase and the other related materials are available directly from D.F. King & Co., Inc., the information agent engaged by Purchaser for the Offer. Please call the Information Agent, toll-free at (800) 331-7543. Bankers and Brokers may call collect at (212) 771-1133. The information on the company’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the company or any of its affiliates and (1) the company’s executive officers, directors or affiliates or (2) The Home Depot, Purchaser or any of their respective executive officers, directors or affiliates.
The company’s executive officers and the members of the company’s board of directors (the “GMS Board”) have certain interests in the Merger and the Offer, as described below in this Item 3 under “Arrangements with Current Executive Officers and Directors of the Company,” that may be different from or in addition to the interests of the Shareholders generally. The GMS Board was aware of those interests and considered that those interests may be different from or in addition to the interests of the Shareholders generally, among other matters, in approving the merger agreement and making its recommendation.
Arrangements with The Home Depot and Purchaser
Merger Agreement
On June 29, 2025, the company, The Home Depot and Purchaser entered into the merger agreement. The summary of the merger agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in Sections 1-4 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the full text of the merger agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The merger agreement has been provided solely to inform investors and security holders with information regarding its terms and is not intended to provide any factual information about the company, The Home Depot or Purchaser. The merger agreement governs the contractual rights among the company, The Home Depot and Purchaser. The representations, warranties and covenants contained in the merger agreement have been made solely for the purposes of the merger agreement and as of specific dates; were solely for the benefit of the parties to the merger agreement; are not intended as statements of fact to be relied upon by the Shareholders or other security holders, but rather as a way of allocating the risk between the parties to the merger agreement in the event the statements therein prove to be inaccurate; are subject to important qualifications and limitations as agreed to by the company, The Home Depot and Purchaser in connection with the negotiated terms, including being modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the Shareholders or other security holders. The Shareholders or other security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or circumstances of the company, The Home Depot or Purchaser. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the company’s or The Home Depot’s public disclosures. Shareholders are not third-party beneficiaries under the merger agreement, except that from and after the Effective Time, Shareholders may enforce the provisions in the merger agreement relating to the payment of the consideration in the Offer and the Merger to the extent necessary to receive the Offer Price or the Per Share Merger Consideration, as applicable.
Confidentiality Agreement
On June 13, 2025, the company and The Home Depot entered into a customary confidentiality agreement (the “Confidentiality Agreement”), which included a customary standstill provision for the benefit of GMS, in connection with a potential transaction between the parties. Under the terms of the Confidentiality Agreement, and subject to certain limitations, each of the company and The Home Depot agreed to, among other things, (1) keep confidential certain non-public information concerning the other party and (2) use such information solely for the purpose of evaluating, negotiating, documenting or effectuating a potential transaction between the parties.
The above summary of certain provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9.
Arrangements with Current Executive Officers and Directors of the Company
Certain of the company’s executive officers and directors have interests in the Offer and the Merger that may be different from, or in addition to, those of the Shareholders generally. The GMS Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the merger agreement and making its recommendation, as further discussed below in Item 4 under the heading “Background and Reasons for the GMS Board’s Recommendation.”
For further information with respect to the arrangements between the company and its named executive officers, please also see Item 8 under the heading “Golden Parachute Compensation,” which is incorporated herein by reference.
Treatment of Shares and Share-Based Awards in Connection with the Offer and Merger
Treatment of Shares
If the directors and executive officers of the company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other Shareholders. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that were not tendered into the Offer will be converted into the right to receive the Per Share Merger Consideration at the Effective Time, subject to any required tax withholding.

The approximate value of the cash payments that each director and executive officer of the company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. This information is based on (1) the number of Shares reported to GMS as directly or indirectly held by the company’s directors and executive officers as of July 11, 2025 (excluding Shares subject to issuance pursuant to outstanding company Share-based awards, as further described below) and (2) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.
Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Lisa M. Bachmann	11,553	1,270,830
John J. Gavin(1)	26,120	2,873,200
Theron I. Gilliam(1)	31,507	3,465,770
Mitchell B. Lewis	15,406	1,694,660
Teri P. McClure	16,484	1,813,240
Randolph W. Melville	7,855	864,050
J. David Smith	32,507	3,575,770
W. Bradley Southern	426	46,860
John C. Turner, Jr.	67,224	7,394,640
Scott M. Deakin	20,346	2,238,060
Craig D. Apolinsky	13,683	1,505,130
Leigh R. Dobbs	2,450	269,500
George T. Hendren	23,950	2,634,500

(1)
Includes 4,794 deferred share units

Treatment of Stock Options
Each option to acquire Shares granted under a company equity incentive plan (each such option, a “Stock Option”), whether or not vested or exercisable, that is outstanding immediately prior to the Effective Time will, immediately prior to but contingent upon the Effective Time, become fully vested, and will be, immediately prior to the Effective Time (but contingent upon the Effective Time), cancelled and converted into the right to receive, as of the Effective Time, an amount in cash equal to the product of (1) the amount by which the Per Share Merger Consideration exceeds the applicable exercise price per Share underlying such Stock Option and (2) the aggregate number of Shares underlying such Stock Option. All such awards will be payable within five business days following Effective Time, without interest and less applicable withholding taxes.
The approximate value of the cash payments that each executive officer will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Stock Options (assuming that each such executive officer does not otherwise forfeit any Stock Options or exercise any outstanding and vested Stock Options between July 11, 2025 and the Effective Time) is set forth in the table below. This information is based on the number of Stock Options held by each executive officer as of July 11, 2025.
Name of Executive Officer	Number of Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options ($)	Number of Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options ($)	Total Cash Consideration for Stock Options in the Merger ($)
John C. Turner, Jr.	219,819	15,037,893	97,284	3,069,714	18,107,607
Scott M. Deakin	69,844	4,928,130	24,424	813,265	5,741,395
Craig D. Apolinsky	69,143	5,150,190	16,657	540,562	5,690,752
Leigh R. Dobbs	4,461	253,826	7,196	243,541	497,367
George T. Hendren	40,279	2,859,831	17,784	569,053	3,428,885

Treatment of Restricted Stock Units (RSUs)
Except as described below under “Rollover RSUs” or as may be agreed to in writing in the future by The Home Depot and any RSU holder, each restricted stock unit (a “RSU”) granted under a company equity incentive plan that is outstanding immediately prior to the Effective Time will, as of immediately prior to (but contingent upon) the Effective Time, become fully vested, and will, as of immediately prior to (but contingent upon) the Effective Time, be cancelled and converted into the right to receive, an amount in cash, without interest, equal to the product of (1) the Per Share Merger Consideration and (2) the aggregate number of Shares underlying such RSU immediately prior to the Effective Time. All such awards will be payable, subject to required tax withholding, within five business days following the Effective Time.
Rollover RSUs
Consistent with its historical practice, the company will make its annual grants of Share-based incentive awards (including grants to the executive officers and non-employee directors) in August 2025 (the “Annual August LTI Grants”). The Annual August LTI Grants will be delivered in the form of RSUs. At the Effective Time, RSUs granted pursuant to the Annual August LTI Grants to Messrs. Turner and Hendren, respectively, will not automatically vest and will not be treated as described above. Instead, Messrs. Turner’s and Hendren’s respective RSUs will be converted into restricted stock units based on the ratio of the Per Share Merger Consideration over the volume weighted average price of the Parent shares on the NYSE for the ten trading days ending three days prior to the Effective Time, subject to time-based vesting (“Home Depot RSUs”). For additional information with respect to the arrangements between The Home Depot and Messrs. Turner and Hendren, please see “Future Arrangements with The Home Depot”.
The approximate value of the cash payments that each executive officer and non-employee director of the company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding RSUs is set forth in the table below. This information is based on the number of RSUs held by the company’s executive officers and non-employee directors as of July 11, 2025, and assumes, for this purpose and except as otherwise noted below, that each executive officer and non-employee director receives his or her Annual August LTI Grant and that such grant is made at a per Share price of $110.00.
Name of Executive Officer or Director	Number of Shares Subject to RSUs (#)	Cash Consideration for RSUs ($)
Lisa M. Bachmann	2,486	273,500
John J. Gavin	2,486	273,500
Theron I. Gilliam	2,486	273,500
Mitchell B. Lewis	2,486	273,500
Teri P. McClure	2,486	273,500
Randolph W. Melville	2,486	273,500
J. David Smith	2,486	273,500
W. Bradley Southern	2,486	273,500
John C. Turner, Jr.	43,198(1)	4,751,780(1)
Scott M. Deakin	19,119	2,103,120
Craig D. Apolinsky	13,640	1,500,430
Leigh R. Dobbs	6,430	707,280
George T. Hendren	7,906(1)	869,660(1)

(1)
Excludes the Annual August LTI Grants, which will be converted into Home Depot RSUs.

Total Consideration for Shares and Share-Based Awards in the Offer and the Merger
The following table sets forth the approximate amount of payments that each director and executive officer of the company is entitled to receive in connection with the consummation of the Merger with respect to the Shares, Stock Options and RSUs held by each director and executive officer as of July 11, 2025.

Name of Executive Officer or Director	Cash Consideration for Shares ($)	Cash Consideration for Vested and Unvested Stock Options ($)	Cash Consideration for RSUs ($)	Total Cash Consideration with respect to Shares and Share-Based Awards in the Offer and the Merger ($)
Lisa M. Bachmann	1,270,830	—	273,500	1,544,330
John J. Gavin	2,873,200	—	273,500	1,968,160
Theron I. Gilliam	3,465,770	—	273,500	3,146,700
Mitchell B. Lewis	1,694,660	—	273,500	3,739,270
Teri P. McClure	1,813,240	—	273,500	1,968,160
Randolph W. Melville	864,050	—	273,500	2,086,740
J. David Smith	3,575,770	—	273,500	1,137,550
W. Bradley Southern	46,860	—	273,500	3,849,270
John C. Turner, Jr.	7,394,640	18,107,607	4,751,780(1)	30,254,027
Scott M. Deakin	2,238,060	5,741,395	2,103,120	10,082,575
Craig D. Apolinsky	1,505,130	5,690,752	1,500,430	8,696,312
Leigh R. Dobbs	269,500	497,367	707,280	1,474,147
George T. Hendren	2,634,500	3,428,885	869,660(1)	6,933,045

(1)
Excludes the Annual August LTI Grants, which will be converted into Home Depot RSUs.

Treatment of the Company’s Employee Stock Purchase Plan
Each of the executive officers participate in the company’s Employee Stock Purchase Plan (the “ESPP”). Pursuant to the terms of the merger agreement, the final purchase date for the offering period that commenced July 1, 2025 will be no later than five (5) business days prior to closing of the Merger and all amounts allocated to each participant’s account under the ESPP at the end of such offering period will be used to purchase whole Shares under the terms of the ESPP.
Termination Payments and Benefits After a Change in Control
Each of the company’s executive officers is party to an employment agreement (each, an “Employment Agreement”) with the company. The Merger will constitute a change in control for purposes of the Employment Agreements.
Under the Employment Agreements, upon a termination of the executive officer’s employment by the company without cause (excluding death or disability, but including a non-renewal of the employment term) or a resignation by the executive officer for good reason (each as defined in the respective Employment Agreements), in each case within 24 months following a change in control, subject to the executive officer’s execution and non-revocation of a release of claims against the company, the executive officer would be entitled to receive (1) in the case of Mr. Turner, (i) a lump sum payment equal to 30 months of his then-current base salary plus an amount equal to two (2) times his then-current target annual bonus, (ii) a pro-rata annual bonus for the year in which termination occurs (based on actual performance), and (iii) a monthly cash payment in respect of Mr. Turner’s COBRA premiums in excess of the active employee rate for up to 18 months; and (2) in the case of the other executive officers, (i) a lump sum payment equal to two (2) times the sum of his or her then-current base salary plus then-current target annual bonus, (ii) a pro-rata annual bonus (based on actual performance) for the year in which termination occurs, and (iii) a monthly cash payment in respect of the executive officer’s COBRA premiums in excess of the active employee rate for up to 18 months.
The payments described in this paragraph are in lieu of any other severance or salary continuation obligation the company may have to the executive officer, but generally do not impact benefits paid under other company benefit plans. In consideration for the compensation provided by the Employment Agreements, the executive officer agrees to comply with customary non-competition and employee and customer non-solicitation restrictive covenants for 18 months after termination, in the case of Mr. Turner, or 12 months, in the case of the other executive officers, as well as certain customary confidentiality provisions.
If any of the payments or benefits received by any of the executive officers under the Employment Agreements or otherwise would be subject to the excise tax imposed by Section 4999 of the Code, then the executive officer will be entitled to receive either (i) the amount of such payments, reduced such that no portion is subject to the excise tax under Section 4999 of the Code or (ii) the full amount of the payments (taking into account all applicable taxes), whichever provides the greater after-tax amount.
The estimated severance entitlements that may become payable to each named executive officer is included in Item 8 under the heading “Golden Parachute Compensation” and is incorporated into this Item 3 by reference.
The Home Depot Post-Closing Covenants
The merger agreement provides that for a period of 12 months beginning at the Effective Time, The Home Depot will provide or cause to be provided to each employee of the company and its subsidiaries (other than any employees who are union-represented) who continue employment with The Home Depot or any subsidiary thereof following the Effective Time (each, an “Affected Employee”), while employed by the company or any subsidiary thereof (i) base wages or salary and target annual cash incentive opportunities as a percentage of base salary that, in each case, are not less than the base wages or salary and target annual cash incentive opportunities as a percentage of base salary provided to such Affected Employee immediately prior to the Effective Time, and (ii) health, welfare and retirement benefits (excluding, for the avoidance of doubt, any post-employment welfare, defined benefit pension and deferred compensation plans) that are either (x) substantially similar in the aggregate to those provided to such Affected Employee immediately prior to the Effective Time or (y) substantially similar in the aggregate to those made available to similarly situated employees of The Home Depot or any subsidiary thereof. The compensation and benefits of any employees who are union-represented will continue to be governed by the terms and conditions of the applicable collective bargaining contract.
Future Arrangements with The Home Depot
The Home Depot has entered into a letter agreement with each of Mr. Turner and Mr. Hendren, which provide for certain post-closing payments. The letter agreements provide that (i) Messrs. Turner’s and Hendren’s RSUs granted pursuant to the Annual August LTI Grant will be converted at the Effective Time into Home Depot RSUs, which will vest in equal annual installments on each of August 1, 2026, 2027 and 2028, subject to the executive’s continued employment through each applicable vesting date, or earlier upon the termination of the executive’s employment by The Home Depot (or its affiliate) without cause, or the executive’s resignation from employment for good reason (each as defined in the respective Employment Agreement, as modified by the letter agreement); (ii) The Home Depot will grant to each of Messrs. Turner and Hendren at the Effective Time additional Home Depot RSUs in an amount equal to the full change in control severance payment that would otherwise be payable to the executive under their respective Employment Agreements upon certain terminations of employment, which additional Home Depot RSUs will vest on the day following the second anniversary of the closing date subject to the executive’s continued employment on such date; and (iii) the change in control severance protections under Messrs. Turner’s and Hendren’s Employment Agreements will remain in effect until the second anniversary of the closing, subject to definitional changes to their respective “good reason” protection to reflect their respective roles following the closing.
It is possible that other Affected Employees will enter into new compensation agreements, arrangements or understandings with The Home Depot or the Surviving Corporation. As of the date of this Schedule 14D-9, The Home Depot has informed the company that none of the company’s executive officers other than Messrs. Turner and Hendren have entered into any such agreement, arrangement or understanding with The Home Depot or its affiliates regarding employment with the Surviving Corporation. Although it is possible that the company, The Home Depot or the Surviving Corporation may enter into such employment, retention or consultancy agreements, arrangements or understandings with the company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, there can be no assurance that any parties will reach an agreement. Neither the Offer nor the Merger is conditioned upon any executive officer or director of the company entering into any agreement, arrangement or understanding with The Home Depot.
Directors and Officers Exculpation, Indemnification and Insurance
Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director or officer to the corporation or its Shareholders for monetary damages for breach of fiduciary duty as a director or officer, as the case may be, except in the following scenarios: (i) where the director or officer breached his or her duty of loyalty, (ii) where the director or officer failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, (iii) where, in the case of a director, the director authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, (iv) where the director or officer engaged in a transaction from which the director or officer derived an improper personal benefit, or (v) in the case of an officer, any action by or in the right of the corporation. As permitted by Section 102(b)(7) of the DGCL, the company’s third amended and restated certificate of incorporation contains provisions that eliminate the personal liability of the company’s directors to the company or its Shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.
The principal effect of the limitation on liability provision is that a Shareholder is unable to prosecute an action for monetary damages against a director unless the Shareholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate the company’s rights or any Shareholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s or officer’s fiduciary duty. These provisions do not alter a director’s or officer’s liability under federal securities laws. The inclusion of this exculpation provision in the company’s third amended and restated certificate of incorporation, which is limited to the exculpation of directors, may discourage or deter Shareholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the company and its Shareholders.
Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
Section 145(e) of the DGCL provides that expenses, including attorneys’ fees, incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.
The company’s third amended and restated bylaws include certain provisions that require the company to indemnify and advance expenses to its directors and officers to the fullest extent permitted by the DGCL, except in certain instances, including a proceeding instituted by the director or officer without the approval of our Board. The third amended and restated bylaws provide that the company is required to indemnify its current and former directors and officers, to the fullest extent permitted by the DGCL, for all loss and liability suffered and expenses (including attorneys’ fees, costs and expenses), judgments, fines, and amounts paid in settlement, actually and reasonably incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with the company or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to the directors and officers to enable them to defend against such proceedings.
The foregoing description of certain provisions of the company’s third amended and restated certificate of incorporation and third amended and restated bylaws is qualified in its entirety by reference to the full text of the company’s third amended and restated certificate of incorporation, filed as Exhibit (e)(3) hereto and incorporated herein by reference, and the company’s third amended and restated bylaws, filed as Exhibit (e)(4) hereto and incorporated herein by reference.
The GMS Board has approved a form of indemnification agreement with respect to the directors and has entered into such form of indemnification agreement with each of its directors. The form of indemnification agreement provides the directors with contractual rights to the indemnification and expense advancement rights such directors are provided under the company’s third amended and restated by-laws, as well as contractual rights to additional indemnification as provided in the indemnification agreement. The foregoing summary of the form of indemnification agreement is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is filed as Exhibit (e)(29) hereto and is incorporated herein by reference.
The company has obtained directors’ and officers’ liability insurance which insures against certain liabilities that its directors and officers and directors and officers of its subsidiaries, may, in such capacities, incur.
The merger agreement provides that, to the fullest extent required or permitted by applicable law and subject to the exceptions listed therein, from and after the Effective Time until the sixth anniversary thereof, The Home Depot will cause the Surviving Corporation to indemnify and hold harmless and provide advancement of expenses to the current and former directors and officers (collectively, the “Indemnified Parties”) of the company and its subsidiaries who, as of the date of the merger agreement, were entitled to be indemnified under the company’s third amended and restated certificate of incorporation or third amended and restated bylaws and losses and expenses incurred in connection with any claim or proceeding the Indemnified Parties are involved in arising out of or relating to their service as a director or officer or in certain other capacities on behalf of the company or as of its subsidiaries prior to the Effective Time (provided that such Indemnified Party agrees in writing in advance to return any such funds to which a court of competent jurisdiction has determined in a final non-appealable judgment, such Indemnified Party is not ultimately entitled). The merger agreement also provides that, for a period of six years following the Effective Time, the Surviving Corporation will cause to be maintained in effect provisions in its certificate of incorporation and bylaws to the extent they provide for indemnification, advancement and reimbursement of expenses and exculpation of the Indemnified Parties, with respect to facts or circumstances occurring at or prior to the Effective Time (including in connection with the merger agreement or the transactions contemplated thereby), that are no less favorable than those as set forth in the company’s third amended and restated certificate of incorporation and third amended and restated bylaws as in effect on the date of the merger agreement.
Prior to the Effective Time, the company may purchase a “tail” insurance policy with respect to the current directors’ and officers’ liability insurance for a claims reporting or discovery period of six years from and after the Effective Time, with coverage that, in the aggregate, is at least as protective to the company’s current directors and officers as the company’s existing directors’ and officers’ liability insurance policy with respect to claims arising from any facts or matters that existed or occurred at or prior to the Effective Time (including in connection with the merger agreement or the transactions contemplated thereby). Whether pursuant to such “tail” insurance policy or otherwise, the Surviving Corporation will (i) continue to maintain in effect for a period of at least six years from and after the Effective Time, directors’ and officers’ liability insurance with coverage that is, in the aggregate, at least as protective to the company’s current directors and officers as provided in the company’s existing directors’ and officers’ insurance policy as of the date of the merger agreement, or (ii) use reasonable best efforts to purchase comparable insurance for such six-year period with coverage that is at least as protective to the company’s current directors and officers as provided in the company’s existing directors’ and officers’ liability insurance policy as of the date of the merger agreement. However, the Surviving Corporation will not be required to expend more than an amount per year equal to 300% of the most recent annual premium paid by the company for such insurance and if the annual premiums of such insurance exceed such amount, the Surviving Corporation may obtain a policy with the greatest coverage available for a cost not exceeding such amount.
Section 16 Matters
Pursuant to the merger agreement, prior to the Effective Time, the GMS Board will be required to take all steps as may be necessary or advisable to cause any dispositions of company equity securities (including derivative securities) pursuant to transactions contemplated by the merger agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10(d) Matters
The Human Capital Management and Compensation Committee of the GMS Board has adopted resolutions to approve each agreement, arrangement or understanding that has been or will be entered into by The Home Depot, the company or any of their respective subsidiaries with any of the current or former officers, directors or employees of the company or any of its subsidiaries pursuant to which compensation, severance or other benefits is or becomes payable to such person (including the treatment of the company’s Share-based awards as a result of the Merger) as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14d-10(d) promulgated under the Exchange Act. Under the merger agreement, the Compensation Committee will continue to be required, prior to the closing date, to approve any such other arrangements that may be entered into for purposes of Rule 14d-10(d)
ITEM 4.   THE SOLICITATION OR RECOMMENDATION
Recommendation of the GMS Board
After discussions and review, including in consultation with the company’s management and legal and financial advisors, the GMS Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of the company and its shareholders, (ii) declared it advisable for GMS to enter into the merger agreement, (iii) authorized and approved the merger agreement, the execution, delivery and performance by the company of the merger agreement and the consummation of the transactions contemplated thereby, including the Offer and the

Merger, and (iv) resolved to recommend that the Shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Accordingly, and for the reasons described below under “Background and Reasons for the GMS Board’s Recommendation — Reasons for the Recommendation”, the GMS Board unanimously recommends that that the Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Background and Reasons for the GMS Board’s Recommendation
Background of the Offer
Since the initial public offering of GMS in 2016, the GMS Board from time to time, with the assistance of management and legal and financial advisors, has reviewed the business strategy and potential opportunities for GMS to drive Shareholder value. This review has been iterative, taking into account macro and micro economic conditions, market opportunities, and the perspectives of Shareholders, among other considerations.
During the first half of 2024, prior to The Home Depot’s acquisition of SRS Distribution, Inc. (“SRS”), John C. Turner, Chief Executive Officer of GMS, spoke on one occasion with Dan Tinker, Chief Executive Officer of SRS about general trends and developments in the building products distribution industry and their respective businesses; however, neither Mr. Turner nor Mr. Tinker raised or discussed the possibility of a potential transaction involving GMS and SRS at that time.
In June 2024, Brad Jacobs, Chair and Chief Executive Officer of QXO, Inc. (“QXO”), contacted Jack Gavin, Chair of the GMS Board, and Mr. Turner to request a meeting. Messrs. Gavin and Turner subsequently met with Mr. Jacobs on June 27, 2024 and discussed conditions in the building products distribution industry generally. During this conversation, Mr. Jacobs indicated in general terms that QXO would be interested in a potential acquisition of GMS at a price reflecting a premium of 20% to 30% over what QXO viewed as the “undisturbed” per Share price of GMS at such time.
On July 1, 2024, the GMS Board met, with members of management and representatives from Jefferies LLC (“Jefferies”), GMS’s financial advisor, present. Messrs. Gavin and Turner provided the GMS Board with an update regarding QXO’s outreach and their meeting with Mr. Jacobs. After discussion, the GMS Board requested that Jefferies provide the GMS Board with information regarding its material investment banking relationships with The Home Depot, QXO and other selected parties in the building products distribution industry and a customary form of engagement letter for review.
On July 4, 2024, Mr. Jacobs sent a letter on behalf of QXO to Messrs. Gavin and Turner, and Jefferies, proposing an acquisition of GMS at a price reflecting a premium of 20% to 30% over the “undisturbed” per Share price of GMS at such time, together with a list of due diligence requests. The closing price of the Shares on July 3, 2024 was $80.35 per Share.
On July 8, 2024, Mr. Gavin notified Mr. Jacobs that the GMS Board would review QXO’s letter and revert to QXO.
On July 19, 2024, Mr. Gavin and Mr. Turner met for breakfast with Mr. Tinker, now President and CEO of SRS, a wholly owned subsidiary of The Home Depot, and Ryan Nelson, Chief Financial Officer of SRS, in Atlanta, Georgia. The discussion included general updates on their respective businesses and perspectives on trends and developments in the building products distribution industry. Mr. Tinker noted his view of potential advantages that could arise from a potential combination of GMS and SRS, including the potential for The Home Depot to offer a greater breadth of products to its professional customers (“Pros”). However, no specific details as to any potential transaction were discussed, and Mr. Tinker acknowledged that the timing for SRS’s consideration of any potential combination was unclear in light of the ongoing integration of SRS with The Home Depot.
On July 24, 2024, the GMS Board held a regularly scheduled meeting at which members of management and representatives of Jefferies were present. Mr. Gavin and Mr. Turner reported their conversation with Mr. Tinker. The GMS Board discussed the advisability of pursuing a transaction with QXO, and determined not to pursue a transaction with QXO in light of generally unfavorable conditions within the building products distribution industry.

On July 30, 2024, Mr. Gavin emailed Mr. Jacobs to inform him that the GMS Board had determined not to pursue a transaction with QXO at that time.
On November 6, 2024, Mr. Jacobs and Mr. Gavin met by video conference at Mr. Jacob’s request. Mr. Jacobs asked Mr. Gavin for an update on the GMS Board’s views regarding a potential acquisition of GMS by QXO. Mr. Gavin reiterated that the timing for such a combination remained unfavorable for GMS given conditions within the building products distribution industry.
Beginning in November 2024, QXO pursued an unsolicited acquisition of Beacon Roofing Supply, Inc. (“Beacon”), a publicly traded building products distributor. In January 2025, QXO commenced an unsolicited tender offer to Beacon’s shareholders, ultimately completing a negotiated transaction in April 2025 for $124.35 per share, which was $0.10 per share higher than the price at which QXO originally had proposed to acquire Beacon.
On December 12, 2024, Mr. Jacobs sent a letter to Messrs. Turner and Gavin, offering a meeting with Ishan Essaid, the Chief Financial Officer of QXO, which was subsequently scheduled for May 22, 2025.
On February 18, 2025, Mr. Turner and Scott Deakin, Chief Financial Officer of GMS, met with the Chief Operating Officer of Party A and the President of Party A’s interiors business at the request of Party A. During the meeting, the parties discussed general industry conditions and Party A stated an interest in a potential transaction with GMS, although no price or other material terms were discussed.
On March 20, 2025, the Chief Executive Officer of Party A sent a letter to Mr. Gavin expressing general interest in a potential transaction between Party A and GMS, including the potential for substantial synergies from such a transaction. On March 28, 2025, the Chief Executive Officer of Party A and Mr. Gavin spoke by telephone, with Party A noting that if GMS ever chose to transact, Party A would be interested in discussing a potential acquisition of GMS, although Party A did not make a proposal as to price or other potential terms of a transaction.
On March 21, 2025, Mr. Turner met with Mr. Tinker in Dallas, Texas to discuss general conditions within the building products distribution industry. Mr. Tinker noted that The Home Depot continued to evaluate opportunities to expand its offerings for Pros within specialty trade distribution, and that GMS may be an attractive transaction counterparty in light of this growth strategy. However, Mr. Tinker indicated that timing for The Home Depot’s consideration of a potential transaction remained unclear and did not make any proposal to acquire GMS. Mr. Tinker proposed a follow-up meeting with Edward P. Decker, President and Chief Executive Officer of The Home Depot.
On March 31, 2025, Mr. Turner met over dinner with Messrs. Decker and Tinker in Atlanta, Georgia, and discussed the respective specialty distribution businesses of GMS and The Home Depot and strategic plans to expand such businesses in general terms.
On May 2, 2025, following the closing of QXO’s acquisition of Beacon on April 29, 2025, Mr. Essaid of QXO emailed Mr. Turner to emphasize the importance of their previously scheduled May 22, 2025 meeting, and insisting to meet prior to May 22nd if the need to reschedule arose. Mr. Jacobs also relayed the same message in a conversation with a representative of Jefferies.
On May 22, 2025, Mr. Turner met with Mr. Essaid of QXO. Mr. Turner and Mr. Essaid discussed general market conditions within the building products industry and their personal and professional backgrounds. Neither Mr. Turner nor Mr. Essaid made any specific proposal with respect to a potential business combination or other transaction involving GMS and QXO. However, Mr. Turner and Mr. Essaid agreed that they should remain in contact going forward.
On May 29, 2025, Mr. Decker contacted Mr. Turner via telephone to inform him that The Home Depot would be delivering an indication of interest to acquire GMS, which was delivered later that same day. The indication of interest proposed an acquisition of GMS at a price of $105 per Share, without a financing contingency, expressed a desire to reach agreement and negotiate and finalize documentation quickly, subject to completion of The Home Depot’s due diligence, and requested a 30-day period of exclusivity.
On June 2, 2025, the GMS Board met, with members of management and representatives of Jefferies and Alston & Bird LLP (“Alston & Bird”), legal counsel to GMS, present, to discuss the proposal from The Home

Depot. After discussion, the GMS Board requested updated information from Jefferies regarding its material investment banking relationships with The Home Depot and certain other potential counterparties that might have interest in a potential strategic transaction with GMS and an updated form of engagement letter for review. The GMS Board also requested that Jefferies assist the GMS Board in evaluating financial aspects of The Home Depot’s proposal and other potential strategic alternatives for GMS.
On June 10, 2025, the GMS Board met, with members of management and representatives of Jefferies and Alston & Bird present. The GMS Board reviewed the previously requested disclosure from Jefferies regarding its material investment banking relationships with certain potential strategic counterparties in connection with a possible transaction involving GMS and determined that Jefferies did not have any such material relationships that would adversely affect its ability to act as financial advisor to GMS and approved the engagement of Jefferies for such purposes. In January 2025, GMS management reviewed with the GMS Board the business and operations and financial performance of GMS based on a strategic plan previously reviewed with the GMS Board in light of the then-current economic conditions and certain developments, including GMS management’s expectations as to the duration and impact of the ongoing downturn in the homebuilding industry. Jefferies reviewed the current stock prices and trading history of the Shares and an illustrative financial impact of certain hypothetical strategic alternatives, including a merger of equals and a leveraged buyout, and initial views on The Home Depot’s proposal to acquire GMS at $105 per Share. Jefferies also identified and discussed other potential strategic counterparties, including Party A, Party B and QXO, that may be interested in a potential transaction with GMS. Representatives of Alston & Bird reviewed the GMS Board’s fiduciary duties in connection with its consideration of various strategic alternatives, provided an overview of the current regulatory environment as well as a high-level analysis of the potential execution considerations associated with a combination with each of the potential strategic counterparties for GMS, and reviewed terms of a form confidentiality agreement, which included a customary standstill provision. After discussion, the GMS Board authorized management to engage with The Home Depot on a non-exclusive basis with respect to its proposal and to offer a management presentation to The Home Depot with a view toward improving The Home Depot’s proposal prior to GMS contacting other potential strategic counterparties. Later that day, GMS provided the form confidentiality agreement to The Home Depot.
Also on June 10, 2025, at the direction of GMS, representatives of Jefferies contacted representatives of BofA Securities, Inc. (“BofA”) and J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisors to The Home Depot, to inform them that the GMS Board did not view The Home Depot’s offer as compelling and to suggest that a meeting be scheduled in order for GMS management to present its long-term strategic plan, which the GMS Board believed would support a higher price.
Between June 11, 2025 and June 13, 2025, Alston & Bird and Weil Gotshal & Manges LLP (“Weil”), legal counsel to The Home Depot, negotiated the terms of a mutual confidentiality agreement, which was executed on June 13, 2025, and included a customary standstill provision for the benefit of GMS.
On June 16, 2025, representatives of The Home Depot, including Messrs. Decker, Tinker and Nelson and Richard McPhail (The Home Depot’s Chief Financial Officer), met in Atlanta, Georgia with representatives of GMS, including Messrs. Turner and Deakin, and representatives of Jefferies. Messrs. Turner and Deakin provided an overview of GMS’s business, leadership team and long-term strategic plan, discussed GMS’s historical financial performance and management’s high-level financial projections for fiscal years 2026 through 2030, and reviewed GMS management’s view of the potential synergy opportunities in connection with a potential transaction, and the participants discussed a potential transaction between The Home Depot and GMS.
On June 17, 2025, Messrs. McPhail and Tinker spoke with representatives of Jefferies and discussed reconnecting following The Home Depot’s review of the information received during the prior day’s meeting with GMS and GMS’s upcoming earnings release. Messrs. McPhail and Tinker also inquired about the openness of GMS senior management to continuing with GMS’s business following a potential transaction. After consultation with Mr. Gavin and Alston & Bird, Mr. Turner contacted Mr. Tinker and expressed his openness to remaining with the business without discussing specific terms and his belief that key members of the GMS senior leadership team would also be open to continuing following a potential transaction.
On June 18, 2025, GMS announced its fourth quarter and fiscal year 2025 earnings. After such announcement, the price of GMS stock on the NYSE closed at $81.01 per Share, as compared to a closing price of $73.24 per Share on June 17, 2025. Following the market close on June 18, 2025, Mr. Essaid sent a letter to Mr. Turner on behalf of QXO proposing to acquire all outstanding shares of GMS at a price of $95.20 per Share. That evening, QXO also issued a press release disclosing the contents of QXO’s letter. QXO’s letter, which requested a response from GMS by June 24, 2025, stated that QXO was prepared to move quickly with two weeks of due diligence and negotiation of definitive documentation, but stated that if GMS did not engage constructively QXO was prepared to take its offer directly to Shareholders. The letter also indicated that QXO would require third-party debt financing to complete a potential transaction and would provide commitments with respect to such financing in due course, but that any potential transaction would not have a financing condition or contingency. QXO’s letter further invited GMS to enter into a confidentiality agreement, but noted that QXO was unwilling to enter into any standstill or similar provision that would limit QXO’s ability to submit a proposed acquisition directly to Shareholders, including as a result of having received non-public information.
On June 19, 2025, Mr. Turner called Mr. Decker to inform him that GMS was not aware of QXO’s proposal prior to receiving QXO’s letter on June 18, 2025.
On June 19, 2025, GMS issued a press release confirming receipt of an unsolicited proposal from QXO and stating that, consistent with its fiduciary duties and in consultation with independent legal and financial advisors, the GMS Board would carefully review and evaluate QXO’s unsolicited proposal to determine the course of action it believed was in the best interests of GMS and all Shareholders.
Later that day on June 19, 2025, the GMS Board, with members of management and representatives of Jefferies and Alston & Bird present, met to discuss QXO’s proposal. Following the GMS Board meeting, later that day Mr. Decker spoke with Mr. Turner via telephone and communicated The Home Depot’s continued interest in pursuing a potential acquisition of GMS and that The Home Depot was prepared to proceed expeditiously with its due diligence review and simultaneously negotiate definitive documentation in order to be in a position to announce a potential transaction by June 27, 2025. Later that day, representatives of Jefferies were contacted by representatives of BofA and J.P. Morgan who reaffirmed The Home Depot’s interest in acquiring GMS at a price of $105 per Share and the timing communicated by Mr. Decker.
Additionally on June 19, 2025, in response to a message to Mr. Turner, Mr. Gavin contacted a representative from Party A. Mr. Gavin informed Party A that if Party A wanted the GMS Board to consider a proposal from Party A that it would be important for Party A to act quickly. Later that day, Jefferies received a letter from Party A proposing an acquisition of GMS at a price of $105 per Share. Party A’s letter did not include details regarding Party A’s intended transaction structure, ability or plans to finance such a transaction, expected ability to execute and complete the proposed transaction, including to obtain required regulatory approvals, or proposed timeline to reach agreement and negotiate and finalize definitive documentation.
On June 19, 2025, media speculation continued with respect to potential interest in an acquisition of GMS, including an article in The Wall Street Journal reporting The Home Depot’s potential interest, according to unnamed sources, which did not include a potential price. On June 20, 2025, an article appeared in Bloomberg in which a spokesperson from QXO was quoted as stating that QXO would not raise its proposed purchase price for GMS beyond the $95.20 per Share price set forth in its publicly disclosed June 18, 2025 proposal.
On June 20, 2025, the GMS Board, with members of management and representatives of Jefferies and Alston & Bird present, met to discuss, among other things, the proposals received from The Home Depot, Party A and QXO. Alston & Bird led a discussion of potential U.S. and foreign antitrust considerations relating to the execution of a transaction with Party A. In addition, Jefferies indicated that it had been contacted by representatives of Party B expressing interest in a potential acquisition of GMS, although no financial terms were specified. After discussion, the GMS Board instructed Jefferies to inform The Home Depot’s financial advisors that other potential counterparties were considering an acquisition of GMS, that The Home Depot’s proposed price of $105 per Share was not distinguishable from other prospective counterparties and that GMS did not anticipate proceeding with a transaction process on The Home Depot’s proposed June 27th timeline but would make additional due diligence information available to The Home Depot and selected counterparties. The GMS Board further instructed Alston & Bird to provide a form of confidentiality agreement to Party A, which was executed later that day and contained a customary standstill provision. Alston & Bird also provided a form of confidentiality agreement to Party B at the GMS Board’s instruction, to which Party B did not respond. Also at the meeting, to facilitate an appropriate level of regular Board oversight and engagement with respect to a potential transaction, the GMS Board formed a transaction committee (the “Transaction Committee”) consisting of Mr. Gavin, Theron Gilliam, Mitchell Lewis and David Smith.
Later on June 20, 2025, representatives of Alston & Bird participated in conference calls with legal counsel to each of The Home Depot and Party A to discuss preliminary perspectives on regulatory considerations, including antitrust considerations, with respect to a potential transaction based on analysis completed to date.
Also on June 20, 2025, as instructed by the GMS Board, representatives of Jefferies contacted representatives of BofA and J.P. Morgan and informed them that other potential strategic counterparties were also considering a potential acquisition of GMS, that The Home Depot’s proposed price of $105 per Share did not distinguish it from other prospective counterparties considering an acquisition of GMS and that GMS did not anticipate proceeding with a transaction process on The Home Depot’s proposed June 27th timeline but would provide due diligence information to selected transaction counterparties, including The Home Depot.
Later that day, at the direction of The Home Depot, representatives of BofA and J.P. Morgan provided representatives of Jefferies with The Home Depot’s additional due diligence requests and plan and communicated The Home Depot’s desire to commence subject matter focused due diligence calls over the upcoming weekend.
On the afternoon of June 21, 2025, Weil delivered an initial draft merger agreement to Alston & Bird, which contemplated the acquisition of GMS by way of an all-cash tender offer for all outstanding Shares, followed by a second-form merger in accordance with Section 251(h) of the DGCL to cash out any untendered Shares. The draft merger agreement also provided, among other things, for (i) the ability of GMS to terminate the agreement in order to accept and concurrently enter into a superior proposal, (ii) a termination fee equal to 4.0% of the equity value of the transaction, payable by GMS in certain circumstances, including if GMS terminated the agreement in order to accept a superior proposal from a third party, (iii) a termination fee equal to 5.0% of the equity value of the transaction, payable by The Home Depot in the event that the merger agreement was terminated in certain circumstances relating to the failure to obtain required antitrust approvals and (iv) limited obligations on the part of The Home Depot to undertake certain remedial actions in order to obtain required antitrust approvals.
Also on June 21, 2025, an electronic data room containing due diligence information was made available to The Home Depot and its advisors. Between June 21, 2025 and June 24, 2025, senior executives of The Home Depot, along with representatives from Weil, BofA and J.P. Morgan, participated in a number of due diligence conference calls with GMS’s management and advisors, and representatives of The Home Depot visited selected GMS distribution facilities.
On June 22, 2025, the Transaction Committee met, with representatives of Jefferies and Alston & Bird present, to discuss updates on the evaluation of potential strategic alternatives, including the current status of GMS’s engagement with The Home Depot, QXO and Party A.
On June 23, 2025, Mr. Tinker met with Mr. Turner in Atlanta, Georgia to discuss GMS’s organizational structure, key personnel and succession planning process. Later that day, Mr. Tinker spoke by teleconference with Travis Hendren, SVP, Chief Operating Officer of GMS, to discuss GMS’s business, including potential growth opportunities, key personnel and succession planning as well as Mr. Hendren’s openness (without discussing specific terms) to remaining with the business following a potential transaction.
Also on June 23, 2025, senior executives of Party A participated in a management presentation regarding GMS.
Later on June 23, 2025, the Transaction Committee, with members of management and representatives of Jefferies and Alston & Bird present, met. Jefferies provided an update on the status of engagement with each of the potential transaction counterparties to GMS. In connection therewith, the Transaction Committee and its advisors discussed Alston & Bird’s regulatory analysis with respect to a potential transaction involving Party A and related execution risks. The Transaction Committee instructed Jefferies to advise Party A that its proposal of $105 per Share was undifferentiated, but Party A should continue to develop its regulatory analysis and that GMS would continue to provide additional due diligence information to Party A. Following the meeting and as instructed by the Transaction Committee, representatives of Jefferies relayed this message to Party A. Also at this meeting, the Transaction Committee instructed Jefferies to inform QXO’s financial advisor that, absent significant improvement, its proposal would not warrant further engagement. Jefferies spoke with representatives of QXO’s financial advisors later that day to relay this message. No further communications were subsequently received from QXO or its financial advisors.
On June 24, 2025, representatives of Alston & Bird participated in additional conference calls with legal counsel to Party A to discuss the need for Party A to provide greater confidence with respect to its ability to obtain required regulatory approvals for a potential transaction.
On June 25, 2025, the GMS Board, with members of management and representatives of Jefferies and Alston & Bird present, met to discuss a potential transaction with Party A, including continued discussion of regulatory and execution considerations.
On the evening of June 25, 2025, in response to an inquiry from representatives of BofA and J.P. Morgan and consistent with the GMS Board’s instructions, representatives of Jefferies communicated that guidance would be forthcoming the following day as to process and timing with respect to a potential transaction.
Later on June 25, 2025, Party A sent a letter to Jefferies indicating its interest in acquiring all outstanding Shares for $110 per Share. Party A’s letter indicated that it had received a non-binding indication from financing sources of their willingness to provide financing and that it would be in a position to sign transaction documents supported by committed financing, but did not indicate a timeline for doing so. At the request of the GMS Board, representatives of Jefferies subsequently contacted Party A to obtain guidance regarding the timing for Party A to complete its due diligence, obtain committed financing and negotiate definitive documentation. Party A advised Jefferies that it anticipated completing these workstreams on a customary, but not expedited, timeline.
On the morning of June 26, 2025, the GMS Board, with members of management and representatives of Jefferies and Alston & Bird present, met. Jefferies updated the GMS Board regarding the letter received from Party A and potential timing for Party A to obtain financing commitments and reach a definitive agreement with GMS. The GMS Board instructed Jefferies to inform The Home Depot that its proposal was no longer undifferentiated and to explore The Home Depot’s willingness to raise its proposed price to $110 per Share if GMS proceeded to finalize terms for a transaction on an expedited basis.
Later that day, in accordance with the GMS Board’s directives, representatives of Jefferies contacted representatives of BofA and J.P. Morgan and communicated that GMS would be willing to proceed with the potential transaction with The Home Depot at an offer price of $110 per Share, subject to the parties finalizing the transaction documents on an expedited basis. Later that same day, representatives of BofA and J.P. Morgan, at the direction of The Home Depot’s Chief Executive Officer, informed the representative of Jefferies that The Home Depot would agree to GMS’s proposed offer price, subject to GMS proceeding under informal exclusivity with The Home Depot and the parties working to proceed promptly to negotiate definitive documents and finalize the terms of the potential transaction prior to the open of trading on Monday, June 30, 2025.
Also on June 26, 2025, the GMS Board, with members of management and representatives of Jefferies and Alston & Bird present, met. Jefferies updated the GMS Board regarding the discussions with from The Home Depot, and The Home Depot’s willingness to proceed at a price of $110 per Share. Representatives of Alston & Bird discussed the anticipated regulatory risks associated with a potential transaction involving Party A as compared to a potential transaction involving The Home Depot, including their perception that The Home Depot was significantly further advanced in its analysis and consideration than Party A. Representatives of Alston & Bird further advised the GMS Board that a transaction involving Party A presented significant risk of a protracted antitrust review process. Alston & Bird advised that, as a result, a transaction with Party A would likely require a significantly longer period of time to be completed and presented greater execution risk for Shareholders as compared to a transaction involving The Home Depot. The GMS Board also discussed the significant amount of due diligence conducted to date by The Home Depot as compared to Party A and the ability for The Home Depot to finance a potential transaction as compared to the need for committed financing from Party A. The GMS Board discussed the potential time needed for Party A to sufficiently advance these workstreams, the likelihood that, after doing so, the considerations identified with respect to the potential transaction with Party A may still not result in a more favorable transaction for Shareholders than the potential transaction with The Home Depot, the risk that The Home Depot might not be willing to transact after a delay, and the perception that Party A would likely be unwilling to increase its proposed price sufficiently to justify such delays and increased risk. After discussion, the GMS Board instructed management, Jefferies and Alston & Bird to work toward finalizing documentation for a transaction with The Home Depot at a price of $110 per Share.
Subsequently on June 26, 2025, Alston & Bird delivered a revised draft merger agreement to Weil, which, among other things, (i) contemplated a termination fee equal to 3.0% of the equity value of the transaction payable by GMS in certain circumstances, including if it terminated the agreement in order to accept a superior proposal from a third party, (ii) increased the termination fee payable by The Home Depot to 6.0% of the equity value of the transaction in the event the agreement was terminated in certain circumstances relating to the failure to obtain required antitrust approvals, (iii) enhanced the regulatory efforts required of The Home Depot in order to obtain antitrust approvals, requiring The Home Depot to take certain remedial actions so long as those actions would not reasonably be expected to have a “Company Material Adverse Effect” (as defined in the merger agreement), (iv) reflected GMS’s desired positions with respect to the interim operating covenants, (v) provided GMS with additional flexibility under the agreement’s “no shop” provisions and narrowed the events that would be considered a “change of recommendation” by GMS and (vi) contemplated that GMS be permitted to continue with its upcoming August annual equity award grants in the ordinary course, and that all such awards would be accelerated and cashed out as part of the Merger.
On June 27, 2025, the GMS Board, with members of management and representatives of Jefferies and Alston & Bird present, met to discuss the possible transaction with The Home Depot. Jefferies reviewed its preliminary financial analyses with respect to GMS and representatives of Alston & Bird provided an update regarding the status of negotiations of the merger agreement.
On the afternoon of June 27, 2025, Mr. Decker contacted Mr. Turner to discuss The Home Depot’s interest in him continuing to lead GMS following the potential transaction and raised the possibility of Mr. Turner and Mr. Hendren rolling over their upcoming annual equity award grants as well as a potential cash-based retention bonus. The next morning, on June 28, 2025, representatives of Weil provided representatives of Alston & Bird with draft letter agreements containing The Home Depot’s proposed terms, and which also included adjustments to the “good reason” triggers under Mr. Turner’s and Mr. Hendren’s employment agreements and noted the possibility of further incentive arrangements to be discussed following the signing of the potential transaction.
Also on June 27, 2025, Alston & Bird provided Weil with an initial draft of GMS’s disclosure schedules.
During the period from June 27, 2025 through June 29, 2025, representatives of Alston & Bird and Weil continued to negotiate and discuss the terms of the merger agreement and related transaction documents, with counsel to Mr. Turner also participating in the discussion and negotiation of the executive letter agreements. Among other items, the parties eventually aligned on mutually agreeable terms reflected in the final merger agreement, including (i) a “fiduciary out” termination fee of $147.5 million (approximately 3.5% of the implied equity value of the transaction) payable by GMS, (ii) an antitrust-related termination fee of $230.0 million (approximately 5.4% of the implied equity value of the transaction) payable by The Home Depot, (iii) that The Home Depot would be required to take certain remedial actions to obtain antitrust approval so long as those actions would not reasonably be expected to have a material adverse effect on GMS and its subsidiaries, taken as a whole, (iv) the outside date under the merger agreement and (v) the scope of, and exceptions to, the interim operating covenants applicable to GMS, as well as whether Messrs. Turner’s and Hendren’s rollover equity awards and retention awards would be settled in cash or The Home Depot equity.
On June 29, 2025, the GMS Board, with members of management and representatives of Jefferies and Alston & Bird present, met to discuss the proposed transaction with The Home Depot. At the meeting, management of GMS discussed its perspectives with the GMS Board regarding the proposed transaction with The Home Depot as compared to the continued execution of management’s long-term strategic plan. Representatives of Alston & Bird then reviewed the directors’ fiduciary duties. They also reviewed the material terms of the transaction documents and the matters relating to the transaction as to which the directors or officers of GMS had interests that were in addition to or different from the interests of the Shareholders generally. Also at this meeting, Jefferies reviewed its financial analyses with respect to GMS with the GMS Board and rendered an oral opinion, confirmed by delivery of a written opinion dated June 29, 2025, to the GMS Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the opinion, the $110 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, The Home Depot, Purchaser and their respective affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders. After discussion and review of the information presented at the meeting and at prior meetings, and discussion of the items listed below under the heading “Reasons for the Recommendation”, the GMS Board determined that the $110 per Share cash price payable to the Shareholders in the Offer and the Merger was superior to a continuing investment in GMS and that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of GMS and its Shareholders, declared it advisable to enter into the merger agreement, authorized and approved the execution, delivery and performance by GMS of the merger agreement and the consummation of the transactions contemplated thereby, and resolved to recommend that the Shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Following the meeting, the parties executed the merger agreement and related documents. On the morning of June 30, 2025, each party issued a press release announcing the execution by the parties of the merger agreement.
On July 14, 2025, Purchaser commenced the Offer, and GMS concurrently filed this Schedule 14D-9.
Reasons for the Recommendation
The GMS Board actively reviewed and considered the Offer and the Merger after consultation with management and legal and financial advisors to GMS. After discussions and review, the GMS Board determined that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and are fair to and in the best interests of GMS and its Shareholders, approved the merger agreement, the Offer, the Merger and the other transactions contemplated by the merger agreement, declared their advisability and resolved to recommend that Shareholders accept the Offer and tender their Shares pursuant to the Offer.
In connection with its determinations and recommendation, the GMS Board considered each of the following factors and reasons, among others, which the GMS Board believed supported its determinations and recommendation (which factors and reasons are not necessarily presented in order of relative importance):
(I)
The financial terms of the Offer and the certainty of value for GMS’s Shareholders

The GMS Board considered the potential value and form of the consideration to be received in the Offer and the Merger by Shareholders, and considered factors including:
•
the fact that the Offer Price to be received by Shareholders upon consummation of the Offer and Merger represents (i) a 35.8% premium to the unaffected closing Share price of GMS of $81.01 per Share as of June 18, 2025 (the last trading day prior to QXO’s publicly disclosed unsolicited proposal to acquire GMS) and (ii) a 43.9% and 46.2% premium, respectively, to the company’s 30-day and 60-day volume-weighted average Share price as of June 18, 2025 of $76.42 per Share and $75.26 per Share, respectively;

•
the fact that the Offer Price is payable all in cash, such that the Offer and Merger allow Shareholders to realize certain and immediate value and provide liquidity to Shareholders for their Shares, especially when viewed against internal and external risks and uncertainties associated with the standalone strategy of GMS, including those described under clause (III) below;

•
the likelihood that the proposed transaction with The Home Depot would be consummated in a timely manner, including:

•
The Home Depot’s business reputation and capabilities, including its track record of successfully completing merger and acquisition transactions;

•
The Home Depot’s financial strength and ability to finance the Offer and the Merger with no financing contingencies or need for financing commitments;

•
the ability of The Home Depot to move quickly, including the fact that The Home Depot had completed its due diligence review of GMS;

•
the likelihood that a transaction with The Home Depot would receive the necessary antitrust approvals, and the anticipated timeline to obtain such approvals based on the regulatory analysis presented to the GMS Board by legal counsel to GMS;

•
the fact that under the merger agreement, The Home Depot is required to use reasonable best efforts to obtain the necessary antitrust approvals, including by taking certain remedial actions;

•
the fact that The Home Depot had agreed to commence the Offer within ten business days after the date of the merger agreement; and

•
the structure of the transaction as an all-cash tender offer followed by a merger under Section 251(h) of the DGCL, which would not require additional Shareholder approval;

•
the current market price of the Shares, including the recent and historical market performance of the Shares, the stock price performance of other participants in the building products distribution industry, general stock market performance and macroeconomic uncertainties;

•
the GMS Board’s belief that the Offer Price represents full and fair value for the Shares, taking into account the GMS Board’s familiarity with the current and historical financial condition, results of operations, business, competitive position and prospects, as well as the future business plan, related risks and potential long-term value, of GMS; and

(II)
The Offer represents the best strategic alternative currently available to GMS for maximizing Shareholder value with the greatest degree of certainty.

From time to time since the initial public offering of GMS, the GMS Board has conducted periodic reviews of possible strategic alternatives as part of its strategic planning function. In line with this practice and following the receipt of several inbound requests in May and June 2025 from counterparties interested in a potential acquisition of GMS, the GMS Board conducted a review of possible strategic alternatives available to GMS, including, but not limited to, the possibility of continuing to operate GMS as a standalone company, the proposed transaction with The Home Depot and the possibility of transacting with an alternative counterparty and the potential terms thereof.
In particular, in determining that the Offer and Merger represented the best strategic alternative available to GMS, the GMS Board considered, among others, each of the following factors and reasons:
•
the GMS Board’s evaluation, with the assistance of GMS management and legal and financial advisors to GMS, of The Home Depot’s initial proposal dated May 29, 2025 to acquire GMS at a price of $105 per Share and subsequent agreement to acquire GMS for $110 per Share, which included:

•
an evaluation of the standalone strategy of GMS, including the market conditions and macroeconomic concerns that were reasonably likely to impact the future performance of GMS and the risk that the value to be created for Shareholders as a standalone company would not be greater than the price willing to be paid by The Home Depot, taking into account the timeframe on which such value might be realized and the increased risks to achieving such value, including the risks that the downturn in the homebuilding industry would continue through the 2026 fiscal year and take longer to recover from than originally anticipated and that consolidation in the industry among existing participants could weaken the competitive position of GMS;

•
the GMS Board’s determination that there were a limited number of potential strategic counterparties that would be interested in exploring a potential transaction with GMS, which included QXO, The Home Depot and two additional strategic counterparties, Party A and Party B, and belief that it was unlikely a financial buyer would be willing to explore a transaction on the terms offered by The Home Depot due, in part, to the lack of potential synergy value and valuation constraints from the current cost of financing;

•
the GMS Board’s belief that $110 per Share was the highest price that The Home Depot was willing to offer;

•
the GMS Board’s determination that The Home Depot was the party most likely to offer the highest price to Shareholders with limited execution and regulatory risk; and

•
the possibility that, if the GMS Board did not engage with The Home Depot in response to its acquisition proposal, The Home Depot may not be willing to transact with GMS in the future and the risk to GMS’s business, future financial performance and available strategic alternatives if The Home Depot were to acquire a significant competitor;

•
QXO’s unsolicited acquisition proposal to acquire GMS at $95.20 per Share, which was 10.3% less than The Home Depot’s initial proposal of $105 per Share and 15.5% less than the final Offer Price of $110 per Share, as well as statements in the media attributable to QXO that QXO was unwilling to increase its proposed price;

•
the GMS Board’s consideration of the facts and circumstances related to QXO’s acquisition proposal, including (i) QXO’s stated intention to launch a hostile tender offer to present its proposal to acquire GMS at $95.20 per Share directly to Shareholders, QXO’s track record of taking these actions in similar scenarios, and the GMS Board’s belief that such action was not in the best interests of Shareholders, (ii) the fact that QXO made a public offer to acquire GMS without constructively attempting to negotiate with the GMS Board and its stated unwillingness to enter into a customary standstill provision or other protections that would require it to negotiate with GMS, (iii) the fact that, at the direction of the GMS Board, Jefferies spoke with representatives of QXO’s financial advisors to communicate that the GMS Board had determined that QXO’s unsolicited proposal of $95.20 per Share was not sufficient to warrant further engagement, and that no further communications were subsequently received from QXO or its financial advisors, and (iv) QXO’s track record in similar situations of not meaningfully increasing the price offered to stockholders even after extended negotiations and receipt of confidential information;

•
the fact that following receipt and public disclosure of QXO’s unsolicited acquisition proposal, the GMS Board and Jefferies were contacted by Party A and Party B with respect to a potential transaction, and that Party B had declined to enter into a confidentiality agreement or further pursue a transaction with GMS;

•
the GMS Board’s consideration of the facts and circumstances related to a potential transaction with Party A, the only other interested party that had made a proposal, and determination that such transaction involved meaningful execution and regulatory risk, including: (i) Party A’s lack of statements regarding the timing for Party A to reach a definitive agreement with GMS, obtain financing commitments and complete its due diligence and the risks that posed to the opportunity to engage in a transaction with The Home Depot; (ii) the fact that The Home Depot’s agreement to a price of $110.00 per Share was contingent on entering into a definitive agreement by June 30, 2025 and the risk that a potential transaction with The Home Depot may not be available to GMS if GMS delayed and continued to engage with Party A; (iii) the level of substantive engagement by Party A with respect to due diligence matters as compared to The Home Depot and the anticipated amount of time that would be required for Party A to perform such work; (iv) the analysis presented to the GMS Board by legal counsel to GMS with respect to the significant execution risk associated with a potential acquisition of GMS by Party A, including the high likelihood of a protracted antitrust review; (v) the impact a protracted antitrust review would have on the present value of the per Share price offered by Party A even if antitrust approvals were ultimately obtained and a transaction with Party A was consummated; and (vi) the material adverse impact a failed transaction with Party A would have on the business of GMS and its Share price; and

•
the fact that the GMS Board is comprised of a majority of independent directors and that the GMS Board’s approval of the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommendation that Shareholders tender their Shares pursuant to the Offer, was unanimous.

(III)
The challenging macroeconomic environment and expected financial performance and prospects of GMS in light of this environment involve heightened risks and uncertainties.

The GMS Board reviewed the current and historical financial performance, results of operations, business, competitive position and prospects of GMS, and the long-term strategic plan that had been presented by GMS management and potential long-term value of GMS, taking into account its future prospects and risks if it remained an independent company, as well as general market conditions and prospects in the building products distribution industry.
Among the potential risks and uncertainties identified and considered by the GMS Board were:
•
the recent macroeconomic developments affecting GMS and other participants in the building products distribution industry, including the current state of the U.S. and global economies and, among other things, the ongoing downturn in the U.S. homebuilding industry, geopolitical conflicts, tariffs, immigration concerns, the interest rate environment, inflation, employment rates, and the potential impact of such risks and uncertainties on the ability of GMS to meet expectations for its 2026 and 2027 fiscal years, as well as the potential impact of its failure to meet such expectations;

•
the prospects for future growth of GMS, which involve potential benefits inherent in, and risks associated with, executing its business plan, including the highly competitive nature of the industry in which GMS operates;

•
the risks associated with continuing to execute on the strategy of growth for GMS through the acquisition of other building products distributors and the difficulty of executing on acquisitions of a size and financial profile consistent with historical trends;

•
the projections of GMS’s future operating results and performance prepared by members of senior management, which reflected an application of various assumptions made by management; and

•
the various additional risks identified in the “Risk Factors” section of the annual report of GMS on Form 10-K for the year ended April 30, 2025.

(IV)
The opinion of Jefferies to the GMS Board.

The GMS Board considered the opinion, dated June 29, 2025, of Jefferies to the GMS Board as to the fairness, from a financial point of view and as of such date, of the $110 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, The Home Depot, Purchaser and their respective affiliates) pursuant to the merger agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the heading “— Opinion of Financial Advisor to GMS;”
(V)
The terms of the merger agreement.

The Board considered, among other things, the following with respect to the terms of the merger agreement:
•
the right of GMS, subject to certain conditions, to respond to and negotiate unsolicited bona fide written acquisition proposals that are made following the parties’ entry into the merger agreement;

•
the provision in the merger agreement allowing the GMS Board to terminate the merger agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to certain limitations and subject to the payment by GMS of a termination fee of $147,500,000 in cash, which amount the GMS Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions and the likelihood that a fee of such size would not deter alternative acquisition proposals;

•
the provisions in the merger agreement requiring The Home Depot to pay a termination fee of $230,000,000 to GMS in the event that the merger agreement is terminated in certain circumstances and required regulatory approvals were not obtained, subject to certain other requirements;

•
the provision in the merger agreement requiring The Home Depot, under certain circumstances, to extend the Offer beyond the initial Expiration Time or, if applicable, subsequent expiration times, if the conditions to the consummation of the Offer are not satisfied or waived as of such date and time; and

•
the availability of statutory appraisal rights under Section 262 of the DGCL in connection with the Merger to Shareholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

The GMS Board also considered various uncertainties, risks and other potentially negative factors in determining whether to approve the merger agreement and related transactions, including, among others:
•
the fact that the Offer Price, while providing relative certainty of value, would not allow Shareholders to participate in the potential growth and earnings of GMS following the completion of the Offer and the Merger;

•
the fact that the pendency of the Offer and the Merger may cause GMS to experience disruptions to its business operations and future prospects, including its relationships with its employees, customers, suppliers, partners and others that do business or may do business in the future with GMS, and the effect of such disruptions on the operating results of GMS in the event that the Offer and the Merger are not consummated in a timely manner;

•
the potential risk of diverting management attention and resources from the operation of the business of GMS and towards completion of the Offer and the Merger;

•
the interests of the executive officers and directors of GMS and the fact that such executive officers and directors may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Shareholders, generally, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of GMS”;

•
the costs involved in connection with entering into the merger agreement and completing the Offer and the Merger and related actions;

•
the risk that the Offer and the Merger are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the merger agreement (other than in connection with a superior proposal) on the trading price of the Shares, which could be negatively affected by several factors, including (i) the reason the merger agreement was terminated and whether such termination resulted from factors adversely affecting GMS, (ii) the possibility that the marketplace would consider GMS to be an unattractive future acquisition candidate or (iii) the possible sale of Shares by investors following the announcement of termination of the merger agreement;

•
the risks that required regulatory approvals for the Offer and the Merger are not obtained in a timely manner or at all and the risk that that termination fee of $230,000,000 that may be payable by The Home Depot to GMS in the event that required regulatory approvals are not obtained, subject to certain other requirements, is insufficient to compensate GMS for the adverse impact to GMS and its business from a prolonged regulatory review period and failed transaction;

•
the ability of GMS to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Offer and the Merger;

•
the operating results of GMS, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Offer and the Merger;

•
the effect of the non-solicitation provisions of the merger agreement that restrict the ability of GMS to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire GMS, and the fact that, upon termination of the merger agreement under certain specified circumstances, GMS will be required to pay a termination fee of $147,500,000 in cash, which could discourage certain alternative proposals for, or the entry into an agreement with respect to, an acquisition of GMS within twelve (12) months of the date of termination of the merger agreement or adversely affect the valuation that might be proposed by a third party;

•
the fact that the gain realized by Shareholders as a result of the Offer and the Merger generally will be taxable to Shareholders for U.S. federal income tax purposes;

•
the effect of the restrictions in the merger agreement, including the interim operating covenants, on the conduct of the business of GMS prior to the consummation of the Merger, which may delay or prevent

GMS from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action GMS would otherwise take with respect to the operations of GMS absent the pending Offer and Merger, although GMS management reviewed and considered such restrictions and believed them to be reasonable in light of the ordinary course operation of GMS’s business;
•
the risk of litigation arising in respect of the Offer and the Merger that could be instituted against GMS or its directors and officers, and potential effects or related outcomes; and

•
other risks and factors of the type and nature as further described below under “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger with the potential benefits of the Offer and the Merger, the GMS Board unanimously, (i) determined that the merger agreement, the Offer, the Merger and the other transactions contemplated by the merger agreement are advisable and are fair to, and in the best interests of, the Shareholders and GMS and (ii) approved the merger agreement, the Offer, the Merger and the other transactions contemplated by the merger agreement, declared their advisability and resolved to recommend that the Shareholders accept the Offer and tender their Shares in the Offer.
The foregoing discussion of the information and factors considered by the GMS Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the GMS Board in reaching its conclusions and recommendations. The members of the GMS Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of GMS and considered the input of management and advisors to GMS. Given the number and variety of factors that the GMS Board considered, the members of the GMS Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the GMS Board was made after considering the totality of the information and factors involved. In addition, individual members of the GMS Board may have given different weight to different factors. In arriving at their respective recommendations, the members of the GMS Board considered the interests of the executive officers and directors of GMS as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of GMS.”
Intent to Tender
To the best of GMS’s knowledge, after reasonable inquiry, each executive officer and director of the company currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by such person. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Certain Unaudited Prospective Financial Information
Other than quarterly and annual financial guidance provided to investors generally, which GMS may update from time to time, GMS does not, as a matter of course, publicly disclose forecasts or internal projections as to future revenues, earnings or other results, given, among other reasons, the unpredictability of the underlying assumptions and estimates.
On an annual basis, GMS management prepares multi-year prospective financial information for internal management purposes and review with the GMS Board. In addition, in connection with the review and evaluation by the GMS Board of potential strategic alternatives, including the Offer and the Merger in June 2025, GMS management prepared multi-year prospective financial information relating to GMS for the fiscal years 2026 through 2030 without giving effect to a potential transaction (the “Forecasts”). The Forecasts were updated from the previously provided prospective financial information provided to the GMS Board earlier in the year to reflect current economic conditions and market developments, including that the downturn in the homebuilding industry was expected to continue through GMS’s 2026 fiscal year and take longer to recover from than originally anticipated. The Forecasts were approved by the GMS Board and, at the direction of the GMS Board, were provided to Jefferies for its use and reliance in connection with its financial analyses and opinion to the GMS Board as described below under the heading “Opinion of Financial Advisor to GMS.” The Forecasts also were provided to The Home Depot in connection with the Offer and the Merger.
The Forecasts are based on certain estimates and assumptions made by GMS management, including assumptions with respect to macroeconomic trends, including trends impacting the building products distribution industry, market and financial conditions, net sales growth, gross profit margins, depreciation and amortization, tax rates, and capital expenditures, all of which are difficult to predict and many of which are beyond the company’s control. The underlying assumptions used in the Forecasts are generally based on information and market factors known to GMS management at the time the Forecasts were prepared in June 2025. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Forecasts is not fact and should not be relied upon as necessarily indicative of actual future results. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.
GMS and the GMS Board used certain financial measures in the Forecasts, including Adjusted EBITDA, free cash flow and unlevered free cash flow, that were not prepared in accordance with United States generally accepted accounting principles (“GAAP”) as supplemental measures to evaluate operational performance. The SEC rules, which can otherwise require non-GAAP financial measures to be reconciled to the most directly comparable GAAP financial measure, do not apply to non-GAAP financial measures provided to a board or its financial advisor in connection with a proposed business combination such as the Offer and the Merger when the disclosure is included in a document such as this Schedule 14D-9. While GMS believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of GMS’s competitors and may not be directly comparable to similarly titled measures of GMS’s competitors or other companies given potential differences in the exact method of calculation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.
The following is a summary of the Forecasts (based on a 12-month period ending on April 30 of the indicated year):
(amounts in millions)	2026	2027	2028	2029	2030
Revenue	$5,446	$5,763	$6,001	$6,269	$6,561
Adjusted EBITDA(1)	$512	$590	$683	$739	$795
Capital Expenditures	$45	$48	$52	$54	$54
Free Cash Flow(2)	$307	$281	$434	$484	$567
Unlevered Free Cash Flow(3)	$327	$292	$416	$440	$492

(1)
Adjusted EBITDA is a non-GAAP financial measure which is calculated as earnings before interest expense, taxes, depreciation & amortization and further adjusted to exclude loss on extinguishment of debt, restructuring costs, non-cash items and certain other adjustments.

(2)
Free Cash Flow is a non-GAAP financial measure which is calculated as cash flow from operating activities less capital expenditures.

(3)
Unlevered Free Cash Flow is a non-GAAP financial measure, which is calculated as Adjusted EBITDA less depreciation less stock-based compensation expense less taxes, plus depreciation, less increases in net working capital, less capital expenditures, and less annual deferred purchase price expense.

Additional Information Concerning the Forecasts
The summary of the Forecasts is included in this Schedule 14D-9 solely to give Shareholders access to certain of the prospective financial information that was provided to the GMS Board to evaluate the transaction, including the Offer and the Merger, as well as to Jefferies, the financial advisor to GMS, and The Home Depot and is not included in this Schedule 14D-9 to influence a Shareholder’s decision whether to tender Shares in the Offer or for any other purpose. The Forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Forecasts are forward-looking statements.
No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. Ernst & Young LLP reports included in GMS’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025 relate solely to the historical financial information of GMS and to an assessment of GMS’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.
By including the Forecasts in this Schedule 14D-9, none of GMS, The Home Depot or Purchaser nor any of their respective officers, directors, affiliates, advisors or other representatives has made or makes any representation to any Shareholder regarding the information included in the Forecasts or the ultimate performance of GMS or any of its affiliates compared to the information contained in the Forecasts. GMS has made no representation to The Home Depot or Purchaser, in the merger agreement or otherwise, concerning the Forecasts. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that GMS or any of its officers, directors, affiliates, advisors or other representatives considered, or now considers, the Forecasts to be material or necessarily predictive of actual future results or events, and the Forecasts should not be relied upon as such.
The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of GMS, may not be realized. There can be no assurance that the forecasted results and underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. None of GMS, The Home Depot or Purchaser or any of their respective officers, directors, affiliates, advisors or other representatives assumes any responsibility to holders of Shares if results differ from those reflected in the Forecasts.
In particular, the Forecasts, while presented with numerical specificity, necessarily were based on certain variables and assumptions that are inherently uncertain. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the results in the Forecasts include, but are not limited to, the effect of global economic conditions and the cost and effect of changes in tax and other legislation and other risk factors described in GMS’s SEC filings, including its Annual Report on Form 10-K filed for the fiscal year ended April 30, 2025, which is filed with the SEC and incorporated by reference into this Schedule 14D-9, as well as the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9.
The Forecasts were developed for GMS on a standalone basis without giving effect to the Offer and the Merger, and therefore the Forecasts do not give effect to the Offer, the Merger or any changes to GMS’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including cost synergies realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed in that context.
The Forecasts summarized in this section were prepared prior to the execution of the merger agreement and, except as otherwise disclosed above, have not been updated to reflect any changes after the date they were prepared. GMS undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown not to be appropriate, or to reflect changes in general economic or industry conditions.
In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Forecasts.

Opinion of Financial Advisor to GMS
GMS has engaged Jefferies as financial advisor to GMS in connection with the Offer and the Merger. In connection with this engagement, the GMS Board requested that Jefferies evaluate the fairness, from a financial point of view, of the $110 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, The Home Depot, Purchaser and their respective affiliates) pursuant to the merger agreement. At a meeting of the GMS Board held on June 29, 2025 to evaluate the Offer and the Merger, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated June 29, 2025, to the GMS Board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the $110 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, The Home Depot, Purchaser and their respective affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders.
The full text of Jefferies’ opinion, which describes various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Jefferies’ opinion was provided for the use and benefit of the GMS Board (in its capacity as such) in its evaluation of the $110 per Share cash consideration from a financial point of view and did not address any other aspect of the Offer, the Merger or any other matter. Jefferies’ opinion did not address the relative merits of the Offer, the Merger or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to GMS, nor did it address the underlying business decision by GMS to engage in the Offer, the Merger or any other matter. Jefferies’ opinion does not constitute a recommendation as to whether any securityholder should tender Shares in the Offer, did not constitute a recommendation as to how the GMS Board should vote, and does not constitute a recommendation as to how any securityholder should act, with respect to the Offer, the Merger or any other matter. The summary of Jefferies’ opinion set forth below is qualified in its entirety by reference to the full text of Jefferies’ opinion.
In arriving at its opinion, Jefferies, among other things:
•
reviewed a substantially final version, provided to Jefferies on June 29, 2025, of the merger agreement;

•
reviewed certain publicly available financial and other information regarding GMS;

•
reviewed certain information furnished to Jefferies by the management of GMS relating to the business, operations and prospects of GMS, including certain financial forecasts and estimates provided to or discussed with Jefferies by the management of GMS;

•
held discussions with members of the senior management of GMS regarding the business, operations and prospects of GMS and the other matters described in the second and third bullets immediately above;

•
reviewed the stock trading price history and implied trading multiples for GMS and certain publicly traded companies that Jefferies deemed relevant in evaluating GMS;

•
reviewed, to the extent publicly available, financial terms of certain transactions that Jefferies deemed relevant in evaluating the Offer and the Merger; and

•
conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by GMS or that was publicly available to Jefferies (including, without limitation, the information described above) or otherwise reviewed by Jefferies. Jefferies relied on assurances of the management and other representatives of GMS that they were not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. Jefferies did not make nor did it obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities, of GMS or any other entity and Jefferies was not furnished with, and assumed no responsibility to obtain or conduct, any such evaluations, appraisals or physical inspections.

Jefferies also did not evaluate the solvency or fair value of GMS or any other entity under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Jefferies’ analyses and opinion did not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, audits, investigations or other proceedings involving or affecting GMS or any other entity.
With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and assumed, that the financial forecasts and estimates relating to GMS that Jefferies was directed to utilize for purposes of its analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of GMS as to, and were an appropriate basis upon which to evaluate, the future financial performance of GMS and the other matters covered thereby. Jefferies expressed no opinion as to any financial forecasts or estimates or the assumptions on which they were based.
Jefferies relied upon the assessments of the management of GMS as to, among other things, (i) the potential impact on GMS of market, competitive, cyclical, seasonal, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the building products industry, including the commercial and residential construction, and repair and remodeling, markets thereof and the availability and pricing of, and trade policies affecting, commodities, raw materials and finished goods, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Jefferies’ analyses or opinion, (ii) the existing and future products and intellectual property of GMS, and (iii) existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, suppliers, and other commercial relationships of GMS. Jefferies assumed that there would not be any developments with respect to any such matters that would have an adverse effect on GMS, the Offer or the Merger or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion.
Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing, and which could be evaluated, as of the date of Jefferies’ opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion. As the GMS Board was aware, the credit, financial and stock markets and the industry and related markets in which GMS operates have experienced and may continue to experience volatility and disruptions and Jefferies expressed no view or opinion as to any potential effects of such volatility or disruptions on GMS, the Offer or the Merger.
Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to GMS, the Offer or the Merger and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to GMS and/or the GMS Board, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting GMS, the Offer or the Merger and legal, regulatory, accounting and tax consequences to GMS or its securityholders of the terms of, and transactions contemplated by, the merger agreement. Jefferies also assumed that the Offer and the Merger would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Offer, the Merger or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on GMS, the Offer or the Merger or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion. Jefferies assumed that the final merger agreement, when signed by the parties thereto, would not differ from the substantially final version reviewed by Jefferies in any respect meaningful to Jefferies’ analyses or opinion.
Jefferies’ opinion did not address the relative merits of the Offer, the Merger or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to GMS, nor did it address the underlying business decision by GMS to engage in the Offer or the Merger or the terms of the merger agreement, including the form or structure of the Offer or the Merger or any term, aspect or implication of any agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Offer, the Merger or otherwise. Jefferies’ opinion was limited to the fairness, from a financial point of view and as of the date of such opinion, of the $110 per Share cash consideration to be received by holders of Shares (to the extent expressly specified in such opinion), without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of GMS held by such holders, and Jefferies’ opinion did not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of GMS or otherwise. Jefferies was not asked to, and its opinion did not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of GMS or any other party. Furthermore, Jefferies expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Offer or the Merger relative to the $110 per Share cash consideration or otherwise. Jefferies also expressed no view or opinion as to the prices at which Shares or any other securities of GMS may trade or otherwise be transferable at any time, including following announcement or consummation of the Offer and the Merger. The issuance of Jefferies’ opinion was authorized by Jefferies’ fairness committee.
In connection with rendering its opinion to the GMS Board, Jefferies performed a variety of financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company, business or transaction used as a comparison was identical or directly comparable to GMS, the Offer or the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions concerned.
Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.
The estimates of the future performance of GMS in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMS. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of GMS or its businesses or securities.
The $110 per Share cash consideration payable in the Offer and the Merger was determined through negotiations between GMS and The Home Depot, and the decision by GMS to enter into the merger agreement was solely that of the GMS Board. Jefferies’ opinion and financial analyses were only one of many factors considered by the GMS Board in its evaluation of the $110 per Share cash consideration and should not be viewed as determinative of the views of the GMS Board or management of GMS with respect to the Offer, the Merger or the consideration payable in the Offer and the Merger.
Financial Analyses
The summary of the financial analyses described in this section entitled “— Financial Analyses” is a summary of the material financial analyses reviewed with the GMS Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. For purposes of the analyses described below, the term “adjusted EBITDA” means earnings before interest, taxes, depreciation and amortization, adjusted for one-time non-recurring items.
Selected Public Companies Analysis.   Jefferies reviewed publicly available financial, stock market and operating information of GMS and the following seven selected publicly traded companies with operations in the building products distribution industry that Jefferies considered generally relevant for purposes of its analysis (collectively, the “selected companies”):
•
ADENTRA Inc.

•
BlueLinx Holdings Inc.

•
Boise Cascade Company

•
Builders FirstSource, Inc.

•
Core & Main, Inc.

•
Ferguson Enterprises Inc.

•
TopBuild Corp.

Jefferies reviewed, among other information, enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on June 27, 2025 plus total debt, preferred equity and non-controlling interests (as applicable) and less cash and cash equivalents, as a multiple of calendar year 2025 and calendar year 2026 estimated adjusted EBITDA. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information on a calendarized basis, as applicable, for comparability purposes. Financial data of GMS was based on publicly available research analysts’ estimates, public filings and financial forecasts and estimates of the management of GMS on a calendarized basis for comparability with the selected companies.
The overall low to high calendar year 2025 estimated adjusted EBITDA and calendar year 2026 estimated adjusted EBITDA multiples observed for the selected companies were 6.8x to 15.2x (with a median of 9.5x) and 5.9x to 14.2x (with a median of 8.4x), respectively. Jefferies noted that the calendar year 2025 estimated adjusted EBITDA and calendar year 2026 estimated adjusted EBITDA multiples observed for GMS were 9.0x and 8.1x, respectively (based on publicly available research analysts’ estimates as of June 18, 2025, the last trading day prior to QXO’s publicly announced unsolicited proposal for GMS), 10.4x and 9.4x, respectively (based on publicly available research analysts’ estimates as of June 27, 2025, the last trading day prior to public announcement of the Offer and the Merger) and 9.0x and 7.7x, respectively (based on financial forecasts and estimates of the management of GMS). Jefferies applied a selected range of calendar year 2025 estimated adjusted EBITDA and calendar year 2026 estimated adjusted EBITDA multiples derived from the selected companies of 7.5x to 9.5x and 6.5x to 8.5x, respectively, to corresponding data of GMS based on financial forecasts and estimates of the management of GMS. This analysis indicated the following approximate implied per Share equity value reference ranges for GMS, as compared to the $110 per Share cash consideration:
Implied Equity Value Per Share Reference Range
Calendar Year 2025E Adjusted EBITDA	Calendar Year 2026E Adjusted EBITDA	Per Share Cash Consideration
$62.20 – $86.91	$63.52 – $92.42	$110.00

Selected Precedent Transactions Analysis.   Jefferies reviewed, among other things, financial information for the following 11 selected transactions involving target companies with operations in the building products distribution industry that Jefferies considered generally relevant for purposes of its analysis (collectively, the “selected transactions”):
Announced	Acquiror	Target
April 2025	• QXO Building Products, Inc.	• Beacon Roofing Supply, Inc.
October 2023	• Platinum Equity, LLC	• US LBM Holdings LLC (co-controlling equity stake)
December 2020	• American Securities LLC	• Beacon Roofing Supply, Inc. (interior products business)
November 2020	• American Securities LLC	• Foundation Building Materials, Inc.
November 2020	• Bain Capital LP	• US LBM Holdings LLC
April 2018	• GMS Inc.	• WSB Titan, Inc.
January 2018	• HD Supply Holdings, Inc.	• A.H. Harris & Sons, Inc.
August 2016	• ABC Supply Co, Inc.	• L&W Supply Corporation
July 2016	• Foundation Building Materials, LLC	• Superior Plus Corp. (construction products distribution business)
August 2015	• Lone Star Funds	• FBM Intermediate Holdings, LLC
February 2014	• AEA Investors LP	• GMS Inc.
Jefferies reviewed transaction values of the selected transactions, calculated as the enterprise values implied for the target companies or businesses based on the consideration paid in the selected transactions, as a multiple of the latest 12 months adjusted EBITDA of such companies or businesses. Financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of GMS was based on public filings and financial forecasts and estimates of the management of GMS.
The overall low to high latest 12 months adjusted EBITDA multiples observed for the selected transactions were 7.3x to 12.9x (with a median of 9.5x). Jefferies applied a selected range of latest 12 months adjusted EBITDA multiples derived from the selected transactions of 8.5x to 10.5x to the fiscal year 2025 adjusted EBITDA of GMS. This analysis indicated the following approximate implied per Share equity value reference range for GMS, as compared to the $110 per Share cash consideration:
Implied Equity Value Per Share Reference Range	Per Share Cash Consideration
$78.73 – $104.32	$110.00
Discounted Cash Flow Analysis.   Jefferies performed a discounted cash flow analysis of GMS by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that GMS was forecasted to generate during fiscal years ending April 30, 2026 through April 30, 2030 based on the financial forecasts and estimates of the management of GMS. For purposes of this analysis, stock-based compensation was treated as a cash expense. The implied terminal value of GMS was derived by applying to the normalized unlevered after-tax free cash flow of GMS for fiscal year 2030 a selected range of perpetuity growth rates of 2.0% to 3.0%. The present values (as of April 30, 2025) of the cash flows and terminal values were then calculated using a selected range of discount rates of 10.5% to 11.5%. This analysis indicated the following approximate implied per Share equity value reference range for GMS, as compared to the $110 per Share cash consideration:
Implied Equity Value Per Share Reference Range	Per Share Cash Consideration
$92.39 – $118.30	$110.00

Certain Additional Information
Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes, including the implied premiums paid or proposed to be paid in selected mergers and acquisition transactions announced from January 1, 2012 through June 23, 2025 with transaction values of $4.0 billion to $6.0 billion involving target companies domiciled and publicly traded in the U.S. or Canada; applying a selected range of implied premiums of approximately 13.4% to 42.7% (reflecting the overall 25th and 75th percentile implied premiums derived from such transactions based on the closing stock prices of the target companies involved in such transactions one trading day prior to public announcement of such transactions) to the closing price of Shares on June 18, 2025 (the last trading day prior to QXO’s publicly announced unsolicited proposal for GMS) of $81.01 per Share indicated an approximate implied equity value reference range for GMS of approximately $91.87 per Share to $115.60 per Share.
Miscellaneous
GMS has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $47 million, of which a portion was payable upon delivery of its opinion and $45 million is contingent upon consummation of the Offer. In addition, GMS agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.
As the GMS Board was aware, although Jefferies and its affiliates had not provided financial advisory or financing services to GMS or The Home Depot during the approximate two-year period prior to its opinion for which Jefferies and its affiliates received compensation, Jefferies and its affiliates in the future may provide such services to GMS, The Home Depot and/or their respective affiliates for which services Jefferies and/or its affiliates would expect to receive compensation. In the ordinary course of business, Jefferies and its affiliates currently trade or hold, and in the future may trade or hold, securities or financial instruments (including loans and other obligations) of GMS, The Home Depot and/or their respective affiliates for Jefferies’ own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.
Jefferies was selected as financial advisor to GMS in connection with the Offer and the Merger because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and based on its familiarity with GMS and its business and industry. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.
ITEM 5.   PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
GMS has engaged Jefferies as financial advisor to GMS in connection with the Offer and the Merger. Jefferies has not been retained to make any solicitation or recommendation, and Jefferies’ opinion rendered to the GMS Board as described in Item 4 under the heading “Opinion of Financial Advisor to GMS” does not constitute a solicitation or recommendation, in connection with the Offer, the Merger or otherwise. Information regarding the retention of Jefferies by GMS in Item 4 under the heading “Opinion of Financial Advisor to GMS — Miscellaneous” is hereby incorporated in this Item 5 by reference.
GMS has engaged Okapi Partners LLC (“Okapi”) to assist in connection with GMS’s communications with its Shareholders related to the Offer. GMS has agreed to pay customary compensation to Okapi for such services. In addition, GMS has agreed to reimburse Okapi for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.
GMS also has retained Joele Frank Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. GMS has agreed to pay Joele Frank customary compensation for such services. In addition, GMS has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.
Neither GMS nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Shareholders on behalf of GMS with respect to the Offer, the Merger or related matters.
ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than as set forth below, no transactions with respect to Shares have been effected by the company or, to the knowledge of the company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9:
Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (if applicable)	Nature of Transaction
Hendren, Travis	6/29/2025	5,000	$25.60	Exercise of Stock Options to acquire Shares, effected pursuant to a Rule 10b5-1 trading plan.
Hendren, Travis	6/29/2025	5,000	$108.23	Open market or private sale of Shares, effected pursuant to a Rule 10b5-1 trading plan.
Turner, John C	6/30/2025	296	$75.87	Shares purchased pursuant to the ESPP.
Deakin, Scott	6/30/2025	235	$75.87	Shares purchased pursuant to the ESPP.
Apolinsky, Craig	6/30/2025	296	$75.87	Shares purchased pursuant to the ESPP.
Hendren, Travis	6/30/2025	178	$75.87	Shares purchased pursuant to the ESPP.
Dobbs, Leigh	6/30/2025	160	$75.87	Shares purchased pursuant to the ESPP.
ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as otherwise set forth in this Schedule 14D-9 (including in the exhibits hereto) or as incorporated in this Schedule 14D-9 by reference, the company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the company.
Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibit hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the GMS Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.
ITEM 8.   ADDITIONAL INFORMATION
The information set forth in Item 3 under “Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.
Golden Parachute Compensation
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the company’s named executive officers (“NEOs”) that is based on or otherwise relates to the Offer or the Merger, assuming that the Offer and the Merger were consummated on June 30, 2025, that the NEO’s employment was terminated by the company without cause or the NEO resigned for good reason on the same day and the NEO timely executes (and does not revoke) a release of claims and complies with his or her respective restrictive covenant obligations.
The amounts reported below are estimates based on multiple assumptions that may or may not actually occur and the equity awards held by the NEOs as of June 30, 2025. As a result, the amounts, if any, ultimately to be received by the NEOs in connection with the Offer and Merger may materially differ from the amounts set forth below. In addition, the amounts below do not include any new compensation agreements, arrangements or understandings that one or more NEOs may enter into with The Home Depot or the Surviving Corporation after the Effective Time, as discussed above under Item 3 under “Arrangements with Current Executive Officers and Directors of the Company-Future Arrangements with The Home Depot” and do not reflect any reductions that may be implemented with respect to Section 280G of the Code.
For purposes of this discussion, “double-trigger” refers to payments or benefits that require two conditions, first the closing of the Offer and the Merger and second a termination by the company without cause or a resignation for good reason within twenty-four months following the Effective Time, while “single-trigger” refers to payments or benefits that will automatically become payable at the Effective Time.
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
John C. Turner, Jr.	4,721,200	11,896,494	8,814	16,626,508
Scott M. Deakin	2,079,493	2,916,385	34,408	5,030,286
Craig D. Apolinsky	1,582,864	2,040,992	34,408	3,658,265
Leigh R. Dobbs	1,368,204	950,821	34,408	2,353,433
George T. Hendren	2,019,906	2,158,713	34,408	4,213,027

(1)
The amounts reported in this column represent double-trigger cash severance amounts that would become payable to the NEO upon a qualifying termination of employment under the Employment Agreements, as described above under Item 3 under “Termination Payments and Benefits After a Change in Control.” For Mr. Turner, cash severance consists of (i) a lump sum payment equal to thirty months of his then-current base salary ($2,312,500), (ii) an amount equal to two (2) times of his then-current target annual bonus ($2,220,000), and (iii) a pro-rata annual bonus based on actual performance for the year in which termination occurs ($465,288). For the other NEOs, cash severance consists of (i) a lump sum severance payment equal to two (2) times the sum of his or her then-current base salary (Mr. Deakin, $1,181,866; Mr. Apolinsky, $958,730; Mr. Hendren, $1,148,000; and Ms. Dobbs, $828,712) plus then-current target annual bonus (Mr. Deakin, $827,306; Mr. Apolinsky, $575,238; Mr. Hendren, $803,600; and Ms. Dobbs, $497,228), and (ii) a pro-rata annual bonus based on actual performance for the year in which termination occurs and assuming for purposes of this table that target performance is achieved (Mr. Deakin, $70,321; Mr. Apolinsky, $48,895; Mr. Hendren, $68,306; and Ms. Dobbs, $42,264).

(2)
The amounts reported in this column include the aggregate dollar value of the RSUs and unvested Stock Options held by the NEOs as of June 30, 2025, all of which (other than as set forth below) will be cancelled at the Effective Time and converted into a right to receive cash consideration, as described above under Item 3 under “Treatment of Shares and Share-Based Awards in Connection with the Offer and the Merger.” The value of the unvested Stock Options is the excess of the Per Share Merger Consideration of $110.00 over the applicable exercise price of the Stock Option, multiplied by the number of Shares issuable upon exercise of such unvested Stock Options. The value of RSUs is equal to the Per Share Merger Consideration of $110.00 multiplied by the number of RSUs outstanding. These items are single-trigger, though, as described above under Item 3 under “Arrangements with Current Executive Officers and Directors of the Company-Future Arrangements with The Home Depot”, Messrs. Turner’s and Hendren’s RSUs granted pursuant to the August Annual LTI Grants will not automatically vest at the Effective Time, and instead would be converted into Home Depot RSUs subject to double-trigger accelerated vesting upon a qualifying termination.

Name	Value of Unvested RSUs ($)	Value of Unvested Stock Options ($)
John C. Turner, Jr.	8,826,780	3,069,714
Scott M. Deakin	2,103,120	813,265
Craig D. Apolinsky	1,500,430	540,562
Leigh R. Dobbs	707,280	243,541
George T. Hendren	1,589,660	569,053

(3)
The amounts reported in this column represent double-trigger amounts payable to the NEOs pursuant to their Employment Agreements, as described above under Item 3 under “Termination Payments and Benefits After a Change in Control.” These amounts represent a monthly cash payment in respect of COBRA premiums in excess of the active employee rate for up to eighteen (18) months.

Shareholder Approval Not Required
If the Offer is consummated, Purchaser will have acquired at least a majority of the then-outstanding Shares, and so Purchaser will be able to and the parties to the merger agreement have agreed and intend to effect the Merger without seeking the approval of the company’s remaining Shareholders in accordance with Section 251(h) of the DGCL.
Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or are held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the Merger as was payable in the tender offer (other than stockholders for which appraisal rights have been validly perfected), the acquiror can effect a merger without a vote or action of the other stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the merger agreement, the Merger will be effected as soon as practicable after the consummation of the Offer in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
The company is incorporated under the laws of the State of Delaware. Although the company has elected not to be governed by Section 203 of the DGCL, Delaware’s antitakeover provision, the company’s certificate of incorporation includes a similar contractual anti-takeover provision. At any time that the Shares are registered under the Exchange Act the company’s certificate of incorporation prevents the company from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the company’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of the company before such person became an “interested stockholder.” The Board has taken all action necessary under the company’s certificate of incorporation to ensure that no such restrictions apply to the Offer, Merger or any other transactions contemplated by the merger agreement.
Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, Company Shareholders (as defined below) and Beneficial Owners (as defined below) who do not validly tender their Shares in the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the Per Share Merger Consideration. Any Company Shareholder or Beneficial Owner contemplating the exercise of its appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Company Shareholders and Beneficial Owners should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.
THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF LAW AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH CAN BE ACCESSED WITHOUT SUBSCRIPTION OR COST AT THE FOLLOWING PUBLICLY AVAILABLE WEBSITE: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT COMPANY SHAREHOLDERS OR BENEFICIAL OWNERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “COMPANY SHAREHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. REFERENCES TO “BENEFICIAL OWNER” ARE TO A PERSON WHO IS THE BENEFICIAL OWNER OF SHARES OF STOCK HELD EITHER IN A VOTING TRUST OR BY A NOMINEE ON BEHALF OF SUCH PERSON. ALL REFERENCES TO A “PERSON” MEAN ANY INDIVIDUAL, CORPORATION, PARTNERSHIP, UNINCORPORATED ASSOCIATION OR OTHER ENTITY.
Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to protect their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective time, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice either a copy of Section 262 of the DGCL or information directing the Shareholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This document, which is being delivered to Shareholders, constitutes such notice.
FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.
Any Company Shareholder or Beneficial Owner wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
If a Company Shareholder or Beneficial Owner elects to exercise appraisal rights under Section 262 of the DGCL, such Company Shareholder or Beneficial Owner must do all of the following:
•
prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to the Offer) and 20 days after the mailing date of this Schedule 14D-9, deliver to the company at 115 Perimeter Center Place, Suite 600, Atlanta, Georgia 30346, Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform the company of the identity of the Company Shareholder or Beneficial Owner and that the Company Shareholder or Beneficial Owner is demanding appraisal;

•
not tender his, her or its Shares in the Offer; and

•
continuously hold the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any Company Shareholder or Beneficial Owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the merger agreement, as well as the terms and conditions of the Offer to Purchase and the Letter of Transmittal, as applicable.
Appraisal Procedures
The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which can be accessed as the following publicly available website without subscription or cost: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262 of the DGCL. Rather, a separate written demand for appraisal must be properly executed and delivered to the company as described herein and in accordance with Section 262 of the DGCL.
As provided under Section 262 of the DGCL, failure of a Company Shareholder or Beneficial Owner to make a written demand for appraisal within the time limits provided in Section 262 of the DGCL will result in the loss of such Company Shareholder’s or Beneficial Owner’s appraisal rights. The written demand for appraisal must be executed by or for the Shareholder of record. The demand should set forth, fully and correctly, the Shareholder’s name as it appears on the Share certificate or certificates that represent such Shareholder’s Shares or in the book entry that represents such Shareholder’s Shares, as the case may be, and state that the Company Shareholder intends thereby to demand appraisal of such Shareholder’s Shares in connection with the Merger. The demand may also be made by a Beneficial Owner if, in addition to otherwise satisfying the foregoing requirements, (i) such Beneficial Owner continuously owns such shares through the Effective Time and otherwise satisfies the requirements for appraisal applicable to a stockholder of record under subsection (a) of Section 262 of the DGCL and (ii) the demand made by such Beneficial Owner reasonably identifies the holder of record of such shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such Beneficial Owner consents to receive notices and to be set forth on the verified list described below. Alternatively, Beneficial Owners may have the holder of record of such shares submit the required demand in respect of such Shares.
If the relevant Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a Company Shareholder or Beneficial Owner; provided, however, that the agent must identify the record owner(s) (and, if by an authorized agent of any Beneficial Owner or Owners, must identify the Benefical Owner or Owners and otherwise comply with the requirements applicable to appraisal demands made by Beneficial Owners) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) or Beneficial Owner.
A record owner, such as a bank, brokerage firm, trust or other nominee, who holds Shares as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of Shares as to which appraisal is sought. Where the number of Shares is not expressly stated the demand will be presumed to cover all Shares which are held in the name of such record owner demanding appraisal. As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform the company of the identity of the holder(s) of record or Beneficial Owners and that such Company Shareholder or Beneficial Owner intends thereby to demand appraisal of such Shares.
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any Shareholder or Beneficial Owner who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The company is under no obligation, and has no present intention, to file such a petition. Accordingly, any Company Shareholder or Beneficial Owner who wishes to perfect such Company Shareholder’s or Beneficial Owner’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (for purposes of which the record holder of Shares held by a Beneficial Owner who has made a demand for appraisal shall not be considered a separate stockholder holding such Shares). Such statement must be mailed (a) within ten days after a written request therefor has been received by the Surviving Corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.
If a petition for an appraisal is timely filed with the Delaware Court of Chancery, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all Company Shareholders and Beneficial Owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the company. The Delaware Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the petitioning Company Shareholders or Beneficial Owners in accordance with Section 262 of the DGCL. As required by Section 262 of the DGCL, the Court of Chancery is empowered to conduct a hearing on such petition to determine those Company Shareholders and Beneficial Owners who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights. The Court of Chancery may require the persons who have demanded an appraisal for their Shares to submit their Share certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such Shareholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such Shareholder. Pursuant to Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.
After determining the Shareholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each Company Shareholder or Beneficial Owner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
Company Shareholders and Beneficial Owners considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the value of the Per Share Merger Consideration. In determining “fair value,” the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts, which could be ascertained as of the date of the merger, which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a Shareholder, the Court may also order that all or a portion of the expenses incurred by any Company Shareholder or Beneficial Owner in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.
From and after the Effective Time, no Company Shareholder or Beneficial Owner who has duly demanded an appraisal in compliance with Section 262 of the DGCL is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to Shareholders of record as of a record date prior to the Effective Time).
If any Company Shareholder or Beneficial Owner who demands appraisal of such Company Shareholder’s or Beneficial Owner’s Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, such Company Shareholder’s or Beneficial Owner’s right to appraisal, as provided in the DGCL, the Shares of such Company Shareholder or Beneficial Owner will be converted into the right to receive the Per Share Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such Company Shareholders or Beneficial Owners must follow the procedures set forth in the Letter of Transmittal and accompanying instructions in order to receive payment of the Per Share Merger Consideration.
At any time within 60 calendar days after the Effective Time, any Company Shareholder or Beneficial Owner who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a Company Shareholder or Beneficial Owner may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any Company Shareholder or Beneficial Owner, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision shall not affect the right of any Company Shareholder or Beneficial Owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such Company Shareholder’s or Beneficial Owner’s demand for appraisal and to accept the terms offered pursuant to the Merger within 60 calendar days of the Effective Time.
The foregoing summary of the rights of the Shareholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Shareholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL.
FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.
Regulatory Approvals
Compliance with HSR Act
Under the HSR Act, and the related rules and regulations promulgated by the FTC, certain transactions may not be consummated until specified information and documentary material (the “Premerger Notification and Report Forms”) have been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.
Under the HSR Act, The Home Depot’s purchase of Shares in the Offer may not be consummated until the expiration of a fifteen (15) calendar day waiting period following the filing by The Home Depot, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of The Home Depot and the company will file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire in the ordinary course at 11:59 p.m., New York City time, fifteen (15) calendar days from the date of such filing, unless (i) earlier terminated by the FTC and the Antitrust Division, (ii) the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time, or (iii) The Home Depot withdraws its HSR filing. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended until ten (10) calendar days following the date of substantial compliance by The Home Depot with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, consummation of the purchase of Shares in the Offer can only be delayed pursuant to U.S. federal antitrust laws by court order or with the consent of The Home Depot. In practice, complying with a Second Request can take a significant period of time. Although the company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither the company’s failure to file such Premerger Notification and Report Form nor a Second Request issued to the company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one (1) year after the HSR Act waiting period applicable to the Offer expires or is terminated.
The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of the company. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, the divestiture of substantial assets of The Home Depot, Purchaser, the company or any of their respective subsidiaries or affiliates, or requiring such other relief as the Antitrust Division or the FTC may deem appropriate. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer.
Canada Competition Act
The Canadian Competition Act requires that certain classes of transactions (“Notifiable Transactions”) be notified to the Canadian Commissioner of Competition (the “Commissioner”). The acquisition of Shares in the Offer constitutes a Notifiable Transaction. Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Canadian Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is thirty (30) calendar days after the day on which the parties to the transaction submit the prescribed information, provided that the Commissioner has not notified the parties that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the transaction (“Supplementary Information Request”). If there is a Supplementary Information Request, the parties cannot complete their transaction until thirty (30) calendar days after compliance with such Supplementary Information Request. In practice, compliance with a Supplementary Information Request can take a significant period of time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that the Commissioner does not, at such time, intend to challenge the transaction and therefore waives the waiting periods. Alternatively, or in addition to filing the prescribed information, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate or a “no-action” letter, which may be issued by the

Commissioner in respect of a proposed transaction if the Commissioner is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order challenging the transaction.
Unless the Commission has issued an advance ruling certificate, at any time before the Purchaser’s acceptance for payment of Shares pursuant to the Offer, or up to one (1) year after completion of the Merger, if the Commissioner believes that the Offer would contravene the Canadian Competition Act, he or she may bring an application to the Competition Tribunal on the basis that the merger or proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially. The Competition Tribunal has jurisdiction to order a wide range of remedies, including prohibiting the acquisition of the Shares or, if the Shares have already been acquired, requiring their disposition or the divestiture of substantial assets of The Home Depot, the Purchaser, the company, or any of their respective subsidiaries or affiliates.
Annual Report
For additional information regarding the business, financial results and condition of the company, please see the company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025, filed with the SEC on June 18, 2025.
Cautionary Note Regarding Forward-Looking Statements
This document, including the exhibits attached hereto and incorporated herein, contains forward-looking statements. Any statements that are not statements of historical fact are forward-looking statements. Generally, these statements may be identified by the use of words such as “expect,” “intend,” “anticipate,” “believe,” “estimate,” “potential,” “should” or similar words. These forward-looking statements are based on a number of assumptions that could ultimately prove inaccurate. Forward-looking statements made herein with respect to the Offer, the Merger and related transactions, including, for example, the timing of the completion of the Merger and the potential benefits of the Merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the company’s actual results may differ materially from its expectations or projections. The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) uncertainties as to how many Shareholders will tender their Shares in the Offer; (iii) the possibility that competing acquisition proposals will be made; (iv) the possibility that the company will terminate the merger agreement to enter into an alternative transaction; (v) the possibility that various closing conditions for the transactions contemplated by the merger agreement may not be satisfied or waived; (vi) the risk that the merger agreement may be terminated in circumstances requiring the company to pay a termination fee; (vii) the potential impact of the announcement or consummation of the proposed transactions on the company’s relationships, including with employees, suppliers and customers; and (viii) the other factors and financial, operational and legal risks or uncertainties described in the company’s public filings with the SEC, including the “Risk Factors” sections of the company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025, as well as the tender offer materials filed and to be filed by The Home Depot and Purchaser in connection with the Offer and the solicitation/recommendation statement to be filed by the company. The company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ITEM 9.   EXHIBITS.
The following exhibits are filed with this Schedule 14D-9:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 14, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a) (1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Summary Advertisement as published in The New York Times on July 14, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Opinion of Jefferies LLC, dated June 29, 2025 (included as Annex A to this Schedule 14D-9).
(a)(5)(B)	Press Release of GMS, issued on June 30, 2025 (incorporated by reference to Exhibit 99.1 to GMS’s Current Report on Form 8-K filed on June 30, 2025).
(a)(5)(C)	Customer Letter (incorporated by reference to Exhibit 99.1 to GMS’s Schedule 14D-9C filed on June 30, 2025).
(a)(5)(D)	Vendor Partner Letter (incorporated by reference to Exhibit 99.2 to GMS’s Schedule 14D-9C filed on June 30, 2025).
(a)(5)(E)	Team Member Letter (incorporated by reference to Exhibit 99.3 to GMS’s Schedule 14D-9C filed on June 30, 2025).
(a)(5)(F)	Team Member FAQ (incorporated by reference to Exhibit 99.4 to GMS’s Schedule 14D-9C filed on June 30, 2025).
(a)(5)(G)	Investor / Analyst Courtesy Email (incorporated by reference to Exhibit 99.5 to GMS’s Schedule 14D-9C filed on June 30, 2025).
(a)(5)(H)	LinkedIn Posts (incorporated by reference to Exhibit 99.6 to GMS’s Schedule 14D-9C filed on June 30, 2025).
(e)(1)	Agreement and Plan of Merger, dated as of June 29, 2025, by and among The Home Depot, Inc., Gold Acquisition Sub, Inc. and GMS Inc. (incorporated by reference to Exhibit 2.1 to GMS’s Current Report on Form 8-K filed on June 30, 2025).
(e)(2)	Confidentiality Agreement, dated as of June 13, 2025, by and between GMS Inc. and The Home Depot, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(3)	Third Amended and Restated Certificate of Incorporation of GMS Inc. (incorporated by reference to Exhibit 3.1 to GMS’s Annual Report on Form 10-K filed on June 18, 2025 (File No. 001-37784)).
(e)(4)	Third Amended and Restated Bylaws of GMS Inc. (incorporated by reference to Exhibit 3.2 to GMS’s Annual Report on Form 10-K filed on June 18, 2025) (File No. 001-37784)).
(e)(5)	Employment Agreement with John C. Turner, Jr., dated as of March 29, 2019 (incorporated by reference to Exhibit 10.1 to GMS’s Current Report on Form 8-K dated April 3, 2019 (File No. 001-37784)).)
(e)(6)	Amendment to Employment Agreement with John C. Turner, Jr., dated as of June 22, 2021 (incorporated by reference to Exhibit 10.6 to GMS’s Annual Report on Form 10-K filed June 24, 2021) (File No. 001-37784)).
(e)(7)	Employment Agreement with Scott Deakin, dated as of October 21, 2019 (incorporated by reference to Exhibit 10.1 to GMS’s Current Report on Form 8-K dated October 8, 2019) (File No. 001-37784)).

Exhibit No.	Description
(e)(8)	Amendment to Employment Agreement with Scott M. Deakin, dated as of June 22, 2021 (incorporated by reference to Exhibit 10.8 to GMS’s Annual Report on Form 10-K filed June 24, 2021) (File No. 001-37784)).
(e)(9)	Employment Agreement, by and between Craig Apolinsky and the company, dated June 30, 2015 (incorporated by reference to Exhibit 10.20 to Amendment No. 5 to GMS’s Registration Statement on Form S-1 filed on May 16, 2016 (File No. 333-205902)).
(e)(10)	Amendment to Employment Agreement with Craig D. Apolinsky, dated as of June 22, 2021 (incorporated by reference to Exhibit 10.10 to GMS’s Annual Report on Form 10-K filed June 24, 2021) (File No. 001-37784)).
(e)(11)	Employment Agreement dated July 18, 2022 between George Travis Hendren and GMS Inc. (incorporated by reference to Exhibit 10.1 to GMS’s Current Report on Form 8-K filed July 22, 2022) (File No. 001-37784)).
(e)(12)	Employment Agreement with Leigh R. Dobbs, dated as of August 9, 2022 (incorporated by reference to Exhibit 10.1 to GMS’s Quarterly Report on Form 10-Q filed on August 31,2023 (File No. 001-37784)).
(e)(13)	2014 GMS Inc. Stock Option Plan, effective April 1, 2014 (incorporated by reference to Exhibit 10.17 to Amendment No. 2 to GMS’s Registration Statement on Form S-1 filed on October 5, 2015 (File No. 333-205902)).
(e)(14)	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.18 to Amendment No. 2 to GMS’s Registration Statement on Form S-1 filed on October 5, 2015 (File No. 333-205902)).
(e)(15)	GMS Inc. Equity Incentive Plan (incorporated by reference to Appendix A to GMS’s Definitive Proxy Statement on Schedule 14A filed August 22, 2017 (File No. 001-37784)).
(e)(16)	Amendment to GMS Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to GMS’s Quarterly Report on Form 10-Q filed December 4, 2018 (File No. 001-37784)).
(e)(17)	Form of Nonqualified Stock Option Agreement under the GMS Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to GMS’s Current Report on Form 8-K dated October 20, 2017 (File No. 001-37784)).
(e)(18)	Form of Restricted Stock Unit Agreement under the GMS Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to GMS’s Current Report on Form 8-K dated October 20, 2017 (File No. 001-37784)).
(e)(19)	Form of Non-Statutory Stock Option Award Agreement under the GMS Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to GMS’s Quarterly Report on Form 10-Q filed August 29, 2019 (File No. 001-37784)).
(e)(20)	Form of Restricted Stock Unit Award Agreement under the GMS Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to GMS’s Quarterly Report on Form 10-Q filed August 29, 2019 (File No. 001-37784)).
(e)(21)	GMS Inc. 2020 Equity Incentive Plan (incorporated by reference to Appendix E to GMS’s Definitive Proxy Statement on Schedule 14A filed August 27, 2020 (File No. 001-37784)).
(e)(22)	Form of Nonqualified Stock Option Agreement under the GMS Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to GMS’s Current Report on Form 8-K filed November 10, 2020 (File No. 001-37784)).
(e)(23)	Form of Restricted Stock Unit Agreement under the GMS Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to GMS’s Current Report on Form 8-K filed November 10, 2020 (File No. 001-37784)).
(e)(24)	Form of Nonqualified Stock Option Agreement under the GMS Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to GMS’s Quarterly Report on Form 10-Q filed September 2, 2021 (File No. 001-37784)).

Exhibit No.	Description
(e)(25)	Form of Restricted Stock Unit Agreement under the GMS Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to GMS’s Quarterly Report on Form 10-Q filed September 2, 2021 (File No. 001-37784)).
(e)(26)	GMS Inc. Employee Stock Purchase Plan (incorporated by reference to Appendix B to GMS’s Definitive Proxy Statement on Schedule 14A filed August 22, 2017 (File No. 001-37784)).
(e)(27)	GMS Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.19 to Amendment No. 2 to GMS’s Registration Statement on Form S-1 filed on October 5, 2015 (File No. 333-205902)).
(e)(28)	Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.23 to GMS’s Annual Report on Form 10-K filed June 27, 2019 (File No. 001-37784)).
(e)(29)	Form of Indemnification Agreement between the Company and its directors and officers (incorporated by reference to Appendix B to GMS’s Definitive Proxy Statement on Schedule 14A filed August 22, 2017 (File No. 001-37784)).
(e)(30)	Letter Agreement, dated June 29, 2025, between The Home Depot, Inc. and John C. Turner, Jr. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(31)	Letter Agreement, dated June 29, between The Home Depot, Inc. and George Travis Hendren (incorporated by reference to Exhibit (d)(3) to the Schedule TO)
Annex A — Jefferies LLC Opinion Letter, dated June 29, 2025.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GMS INC.
By: /s/ Scott M. Deakin Name: Scott M. Deakin Title: Chief Financial Officer
Date: July 14, 2025

ANNEX A
OPINION OF JEFFERIES LLC
June 29, 2025
The Board of Directors
GMS Inc.
100 Crescent Centre Parkway, Suite 800
Tucker, Georgia 30084
The Board of Directors:
We understand that GMS Inc., a Delaware corporation (“GMS”), The Home Depot, Inc., a Delaware corporation (“Home Depot”), and Gold Acquisition Sub, Inc. a Delaware corporation and an indirect wholly owned subsidiary of Home Depot (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”). As more fully described in the Merger Agreement, among other things, (i) Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of GMS (“GMS Common Stock” and, such tender offer, the “Tender Offer”) for $110.00 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Merger Sub will merge with and into GMS, with GMS surviving as a wholly owned subsidiary of Home Depot (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”), pursuant to which each outstanding share of GMS Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of GMS Common Stock (other than, as applicable, Home Depot, Merger Sub and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
In arriving at our opinion, we have, among other things:
(i)
reviewed a substantially final version, provided to us on June 29, 2025, of the Merger Agreement;

(ii)
reviewed certain publicly available financial and other information regarding GMS;

(iii)
reviewed certain information furnished to us by the management of GMS relating to the business, operations and prospects of GMS, including certain financial forecasts and estimates provided to or discussed with us by the management of GMS;

(iv)
held discussions with members of the senior management of GMS regarding the business, operations and prospects of GMS and the other matters described in clauses (ii) and (iii) above;

(v)
reviewed the stock trading price history and implied trading multiples for GMS and certain publicly traded companies that we deemed relevant in evaluating GMS;

(vi)
reviewed, to the extent publicly available, financial terms of certain transactions that we deemed relevant in evaluating the Transaction; and

(vii)
conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by GMS or that was publicly available to us (including, without limitation, the information described above) or otherwise reviewed by us. We have relied on assurances of the management and other representatives of GMS that they are not aware of any facts or circumstances that would make such information incomplete, inaccurate or misleading. We have not made or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor have we conducted a physical inspection of any of the properties or facilities, of GMS or any other entity, and we have not been furnished with, and assume no responsibility to obtain or conduct, any such evaluations, appraisals or physical inspections. We also have not

The Board of Directors GMS Inc. June 29, 2025
evaluated the solvency or fair value of GMS or any other entity under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, our analyses and opinion do not consider any actual or potential arbitration, litigation, claims or possible unasserted claims, audits, investigations or other proceedings involving or affecting GMS or any other entity.
With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the financial forecasts and estimates relating to GMS that we have been directed to utilize for purposes of our analyses and opinion have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of GMS as to, and are an appropriate basis upon which to evaluate, the future financial performance of GMS and the other matters covered thereby. We express no opinion as to any financial forecasts or estimates or the assumptions on which they are based.
We have relied upon the assessments of the management of GMS as to, among other things, (i) the potential impact on GMS of market, competitive, cyclical, seasonal, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the building products industry, including the commercial and residential construction, and repair and remodeling, markets thereof and the availability and pricing of, and trade policies affecting, commodities, raw materials and finished goods, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion, (ii) the existing and future products and intellectual property of GMS, and (iii) existing and future agreements and other arrangements involving, and ability to attract, retain and/or replace, key employees, customers, suppliers and other commercial relationships of GMS. We have assumed that there will not be any developments with respect to any such matters that would have an adverse effect on GMS or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion.
Our opinion is based on economic, monetary, regulatory, market and other conditions existing, and which can be evaluated, as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. As you are aware, the credit, financial and stock markets and the industry and related markets in which GMS operates have experienced and may continue to experience volatility and disruptions and we express no view or opinion as to any potential effects of such volatility or disruptions on GMS or the Transaction.
We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to GMS or the Transaction and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to GMS and/or the Board of Directors of GMS (the “Board”), including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting GMS or the Transaction and legal, regulatory, accounting and tax consequences to GMS or its securityholders of the terms of, and transactions contemplated by, the Merger Agreement. We also have assumed that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that, in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Transaction or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on GMS or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We further have assumed that the final Merger Agreement, when signed by the parties thereto, will not differ from the substantially final version reviewed by us in any respect meaningful to our analyses or opinion.
Our opinion does not address the relative merits of the Transaction or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to GMS, nor does it address the underlying business decision by GMS to engage in the Transaction or the terms of the Merger Agreement, including the form or structure of the Transaction or any term, aspect or implication of any agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from, the Transaction or otherwise. Our opinion is limited to the fairness, from

The Board of Directors GMS Inc. June 29, 2025
a financial point of view and as of the date hereof, of the Consideration to be received by holders of GMS Common Stock (to the extent expressly specified herein), without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements or otherwise) which may distinguish such holders or the securities of GMS held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of GMS or otherwise. We have not been asked to, and our opinion does not, address the fairness, financial or otherwise, of any consideration to the holders of any class of securities, creditors or other constituencies of GMS or any other party. Furthermore, we express no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. We also express no view or opinion as to the prices at which GMS Common Stock or any other securities of GMS may trade or otherwise be transferable at any time, including following announcement or consummation of the Transaction. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.
It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Consideration from a financial point of view. Our opinion does not constitute a recommendation as to whether any securityholder should tender shares of GMS Common Stock in the Tender Offer or how the Board should vote, or any securityholder should act, with respect to the Transaction or any other matter.
We have been engaged to act as financial advisor to GMS in connection with the Transaction and will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Transaction. In addition, GMS has agreed to reimburse us for expenses incurred in connection with our engagement and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.
As you are aware, although we and our affiliates have not provided financial advisory or financing services to GMS or Home Depot during the past two years for which we and our affiliates have received compensation, we and our affiliates in the future may provide such services to GMS, Home Depot and/or their respective affiliates for which services we and/or our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates currently trade or hold, and in the future may trade or hold, securities or financial instruments (including loans and other obligations) of GMS, Home Depot and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities or financial instruments.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of GMS Common Stock (other than, as applicable, Home Depot, Merger Sub and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
JEFFERIES LLC